                                                Filed Pursuant to Rule 424(B)(1)
                                                      Registration No. 333-88314

                        1,500,000 SHARES OF COMMON STOCK

                                      AND

                               1,500,000 WARRANTS

                                  [NGSG LOGO]

     This is an initial public offering of our common stock and warrants. Each person who purchases securities in this offering must purchase the same number of shares of common stock and warrants.

     Our common stock and warrants have been approved for listing on the American Stock Exchange under the symbol "NGS" and "NGS.WS." The common stock and warrants will trade separately in any market that might develop.

     INVESTING IN THE COMMON STOCK AND WARRANTS INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                                                             PER SHARE   PER WARRANT     TOTAL
                                                             ---------   -----------   ----------
Public offering prices.....................................    $5.00       $0.2500     $7,875,000
Underwriting discounts.....................................    $0.45       $0.0225     $  708,750
Proceeds to us, before expenses............................    $4.55       $0.2275     $7,166,250

     The underwriters have options, for 60 days from the date of this prospectus, to purchase up to an additional 225,000 shares of common stock, to purchase up to an additional 225,000 warrants, or to purchase both from us, to cover over-allotments, if any.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The underwriters expect to deliver the shares of common stock and warrants to purchasers on October 24, 2002.

                         NEIDIGER, TUCKER, BRUNER, INC.

                THE DATE OF THIS PROSPECTUS IS OCTOBER 21, 2002.

                           There will be four pictures
                        on the inside front cover page of
                                 the Prospectus



Picture of a trailer mounted flare system   Picture of a production flare system
labeled, "TRAILER MOUNTED FLARE SYSTEM"     labeled, "PRODUCTION FLARE"





Picture of a natural gas compressor         Picture of a natural gas compressor
labeled, "WELLMAKER GTA 8.3"                labeled, "WELLMAKER GS-10"

                               PROSPECTUS SUMMARY

         This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in the common stock and warrants.

NATURAL GAS SERVICES GROUP, INC.

         We provide equipment and services to the natural gas and oil industry. We manufacture, fabricate, sell and lease natural gas compressors that enhance the production of oil and gas wells and we provide maintenance services for those compressors. We define a natural gas compressor as a mechanical device with one basic goal - to deliver gas at a pressure higher than that originally existing. It may be powered by a natural gas burning engine or an electric motor to accommodate different applications. Gas compression is undertaken to transport and distribute natural gas to pipelines. Pipeline pressures vary and with the addition of new wells to the pipeline, the need for compression increases. We also manufacture and sell flare tips and ignition systems for oil and gas plant and production facilities. We define a flare tip as a burner on the upper end of a flare stack that is designed to combust waste gases to assure a clean environment. An ignition system is a pilot light or a spark generator that assures continuous ignition of the waste gases going through the burner in the flare tip.

         We primarily lease natural gas compressors. As of June 30, 2002, we had 254 natural gas compressors under lease to third parties.

         We also fabricate natural gas compressors for our customers, designing compressors to meet unique specifications dictated by well pressures, production characteristics and particular applications for which compression is sought.

         Although natural gas compressors generally do not suffer significant technological obsolescence, they do require routine maintenance and periodic refurbishing to prolong their useful life. As of June 30, 2002, we had written maintenance agreements with third parties relating to 79 compressors. The written maintenance agreements have terms that expire at December 31, 2005. During the year ended December 31, 2001, and during the six months ended June 30, 2002, we received revenue of approximately $704,000 (approximately 8% of our total consolidated revenue) and $530,000 (approximately 10% of our total consolidated revenue), respectively, from maintenance agreements. In addition to the written maintenance agreements, we provide maintenance as a part of the rental of our compressor leases.

         We have established an exchange and rebuild program to attempt to help minimize costs and maximize revenue for our customers. Under the program, we work with maintenance and operating personnel of a customer to identify equipment for exchange. When we receive a compressor for exchange because of a maintenance problem, we deliver to our customer a replacement compressor at full price. We then rebuild the exchange compressor and credit our customer an amount based on the value of the rebuilt compressor. During the year ended December 31, 2001, and during the six months ended June 30, 2002, we received revenue of approximately $402,000 (approximately 5% of our total consolidated revenue) and $314,000 (approximately 6% of our total consolidated revenue), respectively, which represents the difference between the full price of the replacement compressors and the values of the rebuilt compressors credited to our customers.

         We also offer a retrofitting service by repackaging a customer's compressor with a compressor that meets our customer's changed conditions.

         We design, manufacture, install and service flare stacks and related ignition and control devices for onshore and offshore burning of gas compounds such as hydrogen sulfide, carbon dioxide, natural gas and liquefied petroleum gases. We produce two ignition systems for varied applications: (a) a standing jet-like pipe for minimal fuel consumption, with a patented electronic igniter; and (b) an electronic sparked ignition system. During the year ended December 31, 2001, and during the six months ended June 30, 2002, we sold 54 and 10, respectively, flare systems to our customers generating approximately $703,000 (approximately 8% of our total consolidated revenue) and $562,000 (approximately 11% of our total consolidated revenue) in revenue, respectively.

         We were incorporated on December 17, 1998 and initially operated as a holding company of Flare King, Inc., Hi-Tech Compressor Company, L.C., NGE Leasing, Inc. and CNG Engines Company. In July 2000, Flare King and Hi-Tech merged and now operate as Rotary Gas Systems, Inc. Effective March 31, 2000, we sold CNG.

         On March 29, 2001, we acquired, through our subsidiary, Great Lakes Compression, Inc., all of the compression related assets of Dominion Michigan Production Services, Inc., an unaffiliated company that is a subsidiary of Dominion Resources, Inc. and that was in the business of manufacturing, fabricating, selling, leasing and maintaining natural gas compressors. The total purchase price was $8,000,000. We paid Dominion Michigan $1,000,000 cash and are obligated to pay Dominion Michigan an additional approximately $7,000,000 in March, 2003. The deferred purchase price bears interest at a rate of nine percent per annum, which is payable on the first business day of each month. The deferred purchase price is secured by all of the assets we acquired and the pledge of all of our stock ownership in Great Lakes Compression. We will utilize approximately $3,500,000 of the net proceeds from this offering to reduce our debt to Dominion Michigan. Our bank has committed to loan us $3,500,000 which we will use to pay the remainder of our debt to Dominion Michigan The bank loan will be amortized over a five-year period.

         As a part of the transaction an affiliate of Dominion Michigan committed to purchase or to enter into five year leases for compressors totaling five thousand horsepower. The purchases or leases are to be made by December 31, 2005.

         We maintain our principal office at 2911 South County Road 1260, Midland, Texas 79706 and our telephone number is (915) 563-3974.

OUR OPPORTUNITY

         The current market for gas compressors indicates that we can grow our fleet at approximately 10 gas compressors per month for the foreseeable future. This estimate is based solely on demand by our current customers in the states of Colorado, Kansas, Louisiana, Michigan, New Mexico, Oklahoma and Texas, the geographic areas where we currently operate. According to the Energy Information Administration, there are over 166,000 producing gas and gas condensate wells in these geographic areas, which indicates that we can acquire more customers in our current geographic areas. There are also many other geographic areas that could be added to increase our marketing area. We believe that our reputation for quality service and equipment will be instrumental in enabling us to obtain these additional customers.

OPERATING PHILOSOPHY AND GROWTH STRATEGY

         Our operating philosophy is to increase shareholders' equity through profitable growth, primarily through internal growth of our ongoing operations. Our management believes that, with the proceeds from this offering, we can continue to accelerate internal growth by more actively pursuing leasing programs for compressors. When opportunities present themselves, we also may grow through acquisitions. However, our growth through operations and acquisitions will be limited unless we are able to obtain capital in addition to proceeds from this offering.

THE OFFERING

Securities offered..............................    1,500,000 shares of our common stock and 1,500,000
                                                    warrants to purchase 1,500,000 shares of our common
                                                    stock.  In this offering, an equal number of shares and
                                                    warrants must be purchased.

Warrant attributes..............................    Each warrant is exercisable to purchase one share of
                                                    our common stock at an exercise price of $6.25 per
                                                    share (125% of the public offering price of the common
                                                    stock) during the four years ending October 21, 2006,
                                                    subject to our redemption rights.

Shares of common stock to be
         outstanding after the offering.........    4,857,632 shares.

Use of Proceeds.................................    We plan to use the net proceeds to reduce indebtedness,
                                                    to pay for the manufacture and fabrication of gas
                                                    compressors to be placed in our rental fleet for future
                                                    leasing and for working capital.

Proposed American Stock Exchange Symbols........    NGS and NGS.WS

         Unless the context otherwise requires, use of the terms "us," "we," "our," and similar possessive terms in this prospectus include our wholly owned subsidiaries.

         Unless otherwise stated, all information in this prospectus assumes no exercise of the over-allotment options by the underwriters to purchase up to an additional 225,000 shares of common stock, purchase up to an additional 225,000 warrants, or to purchase both from us.

SUMMARY CONSOLIDATED FINANCIAL DATA

         The following table summarizes our financial data. The consolidated balance sheet data includes a column entitled "As Adjusted" that reflects the sale of 1,500,000 shares of common stock and warrants at a combined offering price of $5.25, net of a combined underwriting discount of $0.4725 and estimated total offering expenses of $520,000. You should refer to the consolidated financial statements included elsewhere in this prospectus for a more complete description of our financial condition and results of operations.

CONSOLIDATED STATEMENT OF
INCOME AND OTHER DATA (1):


                                                                                              FOR THE SIX MONTHS ENDED
                                                   FOR THE YEAR ENDED DECEMBER 31,                    JUNE 30,
                                             ------------------------------------------      --------------------------
                                                1999            2000            2001            2001            2002
                                             ----------      ----------      ----------      ----------      ----------
                                                               (in thousands except per share data)
Revenue ................................     $    2,629      $    3,652      $    8,762      $    3,898      $    5,120
Total costs of revenue .................          1,194           1,535           4,942           2,115           2,806
                                             ----------      ----------      ----------      ----------      ----------
Gross profit ...........................          1,435           2,117           3,820           1,783           2,314
Total operating expenses ...............          1,070           1,594           2,621           1,185           1,382
                                             ----------      ----------      ----------      ----------      ----------
Income from operations .................            365             523           1,199             598             932
Total other income (expense) ...........            (26)           (159)           (503)           (223)           (313)
                                             ----------      ----------      ----------      ----------      ----------
Income from continuing operations
     before income taxes ...............            339             364             696             375             619
Total income tax expense ...............             98             147             314             203             280
                                             ----------      ----------      ----------      ----------      ----------
Income before discontinued operations ..            241             217             382             172             339
Discontinued operations (2) ............           (212)            692              --              --              --
                                             ----------      ----------      ----------      ----------      ----------
Net income .............................             29             909             382             172             339
                                             ----------      ----------      ----------      ----------      ----------
Preferred dividends ....................             --              --              11              --              76
                                             ----------      ----------      ----------      ----------      ----------
Net income available to common
     shareholders ......................     $       29      $      909      $      371      $      172      $      263
                                             ==========      ==========      ==========      ==========      ==========

PER COMMON SHARE DATA:
     Basic .............................     $      .01      $      .27      $      .11      $      .05      $      .08
                                             ==========      ==========      ==========      ==========      ==========
     Diluted ...........................     $      .01      $      .27      $      .11      $      .05      $      .06
                                             ==========      ==========      ==========      ==========      ==========
WEIGHTED AVERAGE SHARES
OF COMMON STOCK OUTSTANDING
     Basic .............................      3,357,632       3,357,632       3,357,632       3,357,632       3,357,632
     Diluted ...........................      3,357,632       3,357,632       3,483,987       3,357,632       4,163,710

CONSOLIDATED BALANCE SHEET DATA (1):

                                            DECEMBER 31, 2001                  JUNE 30, 2002
                                            -----------------            -----------------------------
                                                 ACTUAL                  ACTUAL            AS ADJUSTED
                                            -----------------            -------           -----------
                                                                 (in thousands)
Current assets............................       $ 3,248                  $3,535             $ 6,681
Total assets..............................        18,810                  21,070              24,216
Current liabilities.......................         2,049                  10,900               7,400
Shareholders' equity......................         5,781                   6,099              12,745

CONSOLIDATED STATEMENT OF
CASH FLOWS:

                                                                                         FOR THE SIX MONTHS
                                               FOR THE YEAR ENDED DECEMBER 31,             ENDED JUNE 30,
                                             ------------------------------------      ----------------------
                                               1999          2000          2001          2001          2002
                                             --------      --------      --------      --------      --------
                                                                      (in thousands)
Cash flows provided by (used in)
operating activities ...................     $    307      $   (253)     $    840      $    147      $  1,278
Cash flow used in investment
activities .............................       (1,116)       (1,836)       (3,087)       (1,833)       (2,131)
Cash flow provided by financing
activities .............................        2,248           698         2,611         1,556           689

OTHER DATA

EBITDA (3) .............................     $    507      $  1,619      $  2,523      $  1,102      $  1,679

INFORMATION PERTAINING TO COMPRESSORS LEASED

                                              COMPRESSORS LEASED
                                        ----------------------------
                                         1999       2000       2001
                                        ------     ------     ------
Leased at beginning of year .......         14         41         75
Leased during year ................         27         34        152
Returned during year ..............          0          0         20
Leased at year end ................         41         75        207

----------

(1) The financial information reflects the acquisition by us of the compression related assets of Dominion Michigan on March 29, 2001. The purchase price was $8,000,000 of which $1,000,000 was paid at closing and the net balance was financed by Dominion Michigan. The operations and assets of Dominion Michigan that we acquired are included in our consolidated financial statements commencing on April 1, 2001.

(2) On March 31, 2000, we disposed of CNG, a former subsidiary, in a transaction whereby we transferred all of the common stock of CNG to the former owner in exchange for all of the former owner's shares of our outstanding common stock (692,368 shares) and a note receivable for $350,000. During the year ended December 31, 2000, the former owner defaulted on all payments due under the note receivable, and the entire amount has been reserved and reflected as a reduction in the gain from discontinued operations. The sale resulted in a non-taxable gain from discontinued operations of approximately $944,000. Pre-tax loss from discontinued operations of approximately $232,000 in the summary consolidated statement of income data reflects the net loss from operations of CNG from January 1, 2000 through the date of disposal. Total revenue of CNG was approximately $3,915,000 in 1999 and approximately $828,000 from January 1, 2000 through the date of disposal.

(3) The row entitled "EBITDA" reflects net income or loss before interest, taxes, depreciation and amortization. EBITDA is a measure used by analysts and investors as an indicator of operating cash flow since it excludes the impact of movements in working capital items, non-cash charges and financing costs. However, EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered a substitute for other financial measures of performance. EBITDA as calculated by us may not be comparable to EBITDA as calculated and reported by other companies.

                                  RISK FACTORS

         You should carefully consider the following risks before you decide to buy the common stock and warrants. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that are not presently known to us or that we currently deem immaterial may also impair our business.

         If any of the events described in the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading prices of our common stock or warrants could decline and you could lose all or part of your investment.

OUR CURRENT DEBT IS LARGE AND MAY NEGATIVELY IMPACT OUR CURRENT AND FUTURE FINANCIAL STABILITY.

         As of June 30, 2002, we had an aggregate of approximately $12,220,000 of outstanding indebtedness not including accounts payable and accrued expenses of approximately $1,226,000. As a result of our significant indebtedness, we might not have the ability to incur any substantial additional indebtedness. The level of our indebtedness could have several important effects on our future operations, including:

         o our ability to obtain additional financing for working capital, acquisitions, capital expenditures and other purposes may be limited;

         o a significant portion of our cash flow from operations may be dedicated to the payment of principal and interest on our debt, thereby reducing funds available for other purposes; and

         o our significant leverage could make us more vulnerable to economic downturns.

IF WE ARE UNABLE TO SERVICE OUR DEBT, WE WILL LIKELY BE FORCED TO TAKE REMEDIAL STEPS THAT ARE CONTRARY TO OUR BUSINESS PLAN.

         As of June 30, 2002, our debt service requirements on a monthly, quarterly and annual basis were $138,164, $414,492 and $1,657,968, respectively. In addition, after applying the proceeds from this offering and after borrowing from our bank the remaining approximately $3,450,000 of debt that we still will owe Dominion Michigan, it is possible that our business will not generate sufficient cash flow from operations to meet our debt service requirements and the payment of principal when due. If this were to occur, we may be forced to:

         o  sell assets at disadvantageous prices;

         o  obtain additional financing; or

         o refinance all or a portion of our indebtedness on terms that may be very unfavorable to us.

OUR CURRENT BANK LOAN CONTAINS, AND OUR PROPOSED BANK LOAN WILL CONTAIN, COVENANTS THAT LIMIT OUR OPERATING AND FINANCIAL FLEXIBILITY AND, IF BREACHED, COULD EXPOSE US TO SEVERE REMEDIAL PROVISIONS.

         Under the terms of the bank loans, we must:

         o  comply with a debt to asset ratio;

         o  maintain minimum levels of tangible net worth;

         o  not exceed specified levels of debt;

         o  comply with a cash flow to fixed charges ratio;

         o  comply with a debt to net worth ratio; and

         o  not incur additional debt over a specified amount.

         Our ability to meet the financial ratios and tests under our current bank loan and proposed bank loan can be affected by events beyond our control, and we may not be able to satisfy those ratios and tests. A breach under either could permit the bank to accelerate the debt so that it is immediately due and payable. No further borrowings would be available under the credit facility. If we were unable to repay the debt, the bank could proceed against our assets.

APPROXIMATELY 78% OF OUR COMPRESSOR LEASES ARE LEASED FOR TERMS OF SIX MONTHS OR LESS THAT, IF TERMINATED, WOULD ADVERSELY IMPACT OUR REVENUE AND OUR ABILITY TO RECOVER OUR INITIAL EQUIPMENT COSTS.

         Approximately 78% of our compressor leases are for terms of up to six months. There is a possibility that these leases could be terminated by lessees within short periods of time and that we may not be able to recover the cost of the compressor for which a lease is terminated.

THE ANTICIPATED REVENUE FROM THE AFFILIATE OF DOMINION MICHIGAN CANNOT BE GUARANTEED.

         In connection with our acquisition of the compression related assets of Dominion Michigan, an affiliate of Dominion Michigan committed to purchase compressors from us or enter into five year leases of compressors with us totaling five-thousand horsepower. If, for any reason, the affiliate does not fulfill this obligation to any material extent, our cash flow will be significantly reduced and we may not be able to pay the principal or interest on our debt as it becomes due.

WE ARE DEPENDENT ON A FEW SUPPLIERS FOR SOME OF OUR COMPRESSOR COMPONENTS AND THE LOSS OF ONE OF THESE SUPPLIERS COULD CAUSE A DELAY IN THE MANUFACTURING OF OUR COMPRESSORS AND REDUCE OUR REVENUE.

         We currently obtain approximately 35% of our compressor components from two suppliers. We order from these suppliers as needed and we have no long-term contracts with either supplier. If either of these suppliers should curtail its operations or be unable to meet our needs, we would encounter delays in supplying our customers with compressors until an alternative supplier, if any, could be found. Such delays in our manufacturing process could reduce our revenue and negatively impact our relationships with customers.

DECREASED OIL AND GAS INDUSTRY EXPENDITURE LEVELS WOULD ADVERSELY AFFECT OUR REVENUE.

         Our revenue is derived from expenditures in the oil and gas industry which, in turn, are based on budgets to explore for, develop and produce oil and natural gas. If these expenditures decline, our revenue will suffer. The industry's willingness to explore, develop and produce depends largely upon the prevailing view of future oil and gas prices. Many factors affect the supply and demand for oil and gas and, therefore, influence product prices including:

         o  the level of oil and gas production;

         o  the levels of oil and gas inventories;

         o  the expected cost of developing new reserves;

         o  the cost of producing oil and gas;

         o  the level of drilling activity;

         o  inclement weather;

         o  worldwide economic activity;

         o regulatory and other federal and state requirements in the United States;

         o the ability of the Organization of Petroleum Exporting Countries to set and maintain production levels and prices for oil;

         o  terrorist activities in the United States and elsewhere;

         o  the cost of developing alternate energy sources;

         o  environmental regulation; and

         o  tax policies.

         If the demand for oil and gas decreases, then demand for our compressors likely will decrease.

THE INTENSE COMPETITION IN OUR INDUSTRY COULD RESULT IN REDUCED PROFITABILITY AND LOSS OF MARKET SHARE FOR US.

         We sell or lease our products and sell our services in competitive markets. In most of our business segments, we compete with the oil and gas industry's largest equipment and service providers who have greater name recognition than we do. These companies also have substantially greater financial resources, larger operations and greater budgets for marketing, research and development than we do. They may be better able to compete in making equipment available quickly and more efficiently, meeting delivery schedules or reducing prices. As a result, we could lose customers and market share to those competitors. These companies may also be better positioned than us to successfully endure down turns in the oil and gas industry.

         Our operations may be adversely affected if our current competitors or new market entrants introduce new products or services with better prices, features, performance or other competitive characteristics than our products and services. Competitive pressures or other factors also may result in significant price competition that could harm our revenue and our business.

WE MIGHT BE UNABLE TO EMPLOY ADEQUATE TECHNICAL PERSONNEL WHICH COULD HAMPER OUR PLANS FOR EXPANSION OR INCREASE OUR COSTS.

         Many of the compressors that we sell or lease are technically complex and often must perform in harsh conditions. We believe that our success depends upon our ability to employ and retain a sufficient number of technical personnel who have the ability to design, utilize, enhance and maintain these compressors. Our ability to expand our operations depends in part on our ability to increase our skilled labor force. The demand for skilled workers is high and supply is limited. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force or cause an increase in the wage rates that we must pay or both. If either of these events were to occur, our cost structure could increase and our operations and growth potential could be impaired.

IF WE DO NOT DEVELOP, PRODUCE AND COMMERCIALIZE NEW COMPETITIVE TECHNOLOGIES AND PRODUCTS, OUR REVENUE MAY DECLINE.

         The markets for natural gas compressor products and services and for flare systems, ignition systems and components for plant and production facilities are characterized by continual technological developments. As a result, substantial improvements in the scope and quality of product function and performance can occur over a short period of time. If we are not able to develop commercially competitive products in a timely manner in response to changes in technology, our business and revenue may be adversely affected.

         We may encounter financial constraints or technical or other difficulties that could delay introduction of new products and services in the future. Our competitors may introduce new products before we do and achieve a competitive advantage.

         Additionally, the time and expense invested in product development may not result in commercial applications that provide revenue. We could be required to write off our entire investment in a new product that does not reach commercial viability. Moreover, we may experience operating losses after new products are introduced and commercialized because of high start-up costs, unexpected manufacturing costs or problems, or lack of demand.

WE ARE SUBJECT TO EXTENSIVE ENVIRONMENTAL LAWS AND REGULATIONS THAT COULD REQUIRE US TO TAKE COSTLY COMPLIANCE ACTIONS THAT COULD HARM OUR FINANCIAL CONDITION.

         Our manufacturing and maintenance operations are significantly affected by stringent and complex federal, state and local laws and regulations governing the discharge of substances into the environment or otherwise relating to environmental protection. In these operations, we generate and manage hazardous wastes such as solvents, thinner, waste paint, waste oil, washdown wastes, and sandblast material. We attempt to use generally accepted operating and disposal practices and, with respect to acquisitions, will attempt to identify and assess whether there is any environmental risk before completing an acquisition. Based on the nature of the industry, however, hydrocarbons or other wastes may have been disposed of or released on or under properties owned, leased, or operated by us or on or under other locations where such wastes have been taken for disposal. The waste on these properties may be subject to federal or state environmental laws that could require us to remove the wastes or remediate sites where they have been released. We could be exposed to liability for cleanup costs, natural resource and other damages as a result of our conduct or the conduct of, or conditions caused by, prior operators or other third parties. Environmental laws and regulations have changed in the past, and they are likely to change in the future. If existing regulatory requirements or enforcement policies change, we may be required to make significant unanticipated capital and operating expenditures.

         Any failure by us to comply with applicable environmental laws and regulations may result in governmental authorities taking actions against our business that could harm our operations and financial condition, including the:

         o  issuance of administrative, civil and criminal penalties;

         o  denial or revocation of permits or other authorizations;

         o  reduction or cessation in operations; and

         o performance of site investigatory, remedial or other corrective actions.


WE COULD BE SUBJECT TO SUBSTANTIAL LIABILITY CLAIMS THAT COULD HARM OUR FINANCIAL CONDITION.

         Our products are used in hazardous drilling and production applications where an accident or a failure of a product can cause personal injury, loss of life, damage to property, equipment or the environment, or suspension of operations.

         While we maintain insurance coverage, we face the following risks under our insurance coverage:

         o we may not be able to continue to obtain insurance on commercially reasonable terms;

         o we may be faced with types of liabilities that will not be covered by our insurance, such as damages from significant product liabilities and from environmental contamination;

         o  the dollar amount of any liabilities may exceed our policy limits;
            and

         o we do not maintain coverage against the risk of interruption of our business.

         Any claims made under our policy will likely cause our premiums to increase. Any future damages caused by our products or services that are not covered by insurance, are in excess of policy limits or are subject to substantial deductibles, would reduce our earnings and our cash available for operations.

LIABILITY TO CUSTOMERS UNDER WARRANTIES MAY MATERIALLY AND ADVERSELY AFFECT OUR EARNINGS.

         We provide warranties as to the proper operation and conformance to specifications of the equipment we manufacture. Our equipment is complex and often deployed in harsh environments. Failure of this equipment to operate properly or to meet specifications may increase our costs by requiring additional engineering resources and services, replacement of parts and equipment or monetary reimbursement to a customer. We have in the past received warranty claims and we expect to continue to receive them in the future. To the extent that we incur substantial warranty claims in any period, our reputation, our ability to obtain future business and our earnings could be materially and adversely affected.

LOSS OF KEY MEMBERS OF OUR MANAGEMENT COULD ADVERSELY AFFECT OUR BUSINESS WHILE WE ATTEMPT TO FIND THEIR REPLACEMENTS.

         We depend on the continued employment and performance of Wayne L. Vinson, our President and the President of Rotary Gas Systems, Scott W. Sparkman, our Secretary and the Executive Vice President of NGE Leasing, Alan P. Kurus, our Vice President-Sales and Marketing, Earl R. Wait, our Treasurer and Chief Financial Officer, and other key members of our management. We currently have employment agreements only with Wayne L. Vinson and Earl R. Wait. If any of our key managers resigns or becomes unable to continue in his present role and is not adequately replaced, our business operations could be materially adversely affected. We do not maintain any "key man" life insurance for any of our officers, except for policies totaling $1,500,000 on the life of Wayne L. Vinson. We are the beneficiary of these policies.

WE ARE RELIANT ON OUR CURRENT CUSTOMERS FOR FUTURE CASH FLOWS AND THE LOSS OF ONE OR MORE OF OUR CURRENT CUSTOMERS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

         Our business is dependent not only on securing new customers but also on maintaining current customers. Dominion Exploration & Production, Inc., an affiliate of Dominion Resources, Inc., accounted for approximately 37% and approximately 26% of our consolidated revenue during the six months ended June 30, 2002, and the year ended December 31, 2001, respectively. The loss of one or more of our significant customers would have an adverse effect on our revenue and results of operations.

PROVISIONS CONTAINED IN OUR GOVERNING DOCUMENTS COULD HINDER A CHANGE IN OUR CONTROL.

         Our articles of incorporation and bylaws contain provisions that may discourage acquisition bids and may limit the price investors are willing to pay for our common stock and warrants. Our articles of incorporation and bylaws provide that:

         o directors will be elected for three-year terms, with approximately one-third of the board of directors standing for election each year;

         o cumulative voting is not allowed which limits the ability of minority shareholders to elect any directors;

         o the unanimous vote of the board of directors or the affirmative vote of the holders of not less than 80% of the votes entitled to be cast by the holders of all shares entitled to vote in the election of directors is required to change the size of the board of directors; and

         o directors may only be removed for cause by holders of not less than 80% of the votes entitled to be cast on the matter.

         Our board of directors has the authority to issue up to five million shares of preferred stock. The board of directors can fix the terms of the preferred stock without any action on the part of our shareholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction. In addition, preferred stock could be used in connection with the board of director's adoption of a shareholders' rights plan (also known as a poison pill), which would make it much more difficult to effect a change in control of our company through acquiring or controlling blocks of stock. Also, after completion of this offering, our directors and officers as a group will continue to beneficially own stock. Although this is not a majority of our stock, it confers substantial voting power in the election of directors and management of our company. This would make it difficult for other minority shareholders, such as the investors in this offering, to effect a change in control or otherwise extend any significant control over the management of our company. This may adversely affect the market price and interfere with the voting and other rights of our common stock.

YOU MAY BE UNABLE TO EXERCISE THE WARRANTS IF WE ARE UNABLE TO QUALIFY OUR SECURITIES UNDER APPLICABLE SECURITIES LAWS OR IF WE REDEEM YOUR WARRANTS.

         You will initially own one warrant for each share of common stock purchased in this offering. You may purchase one share of common stock through the exercise of one warrant on payment of the $6.25 exercise price. You may only exercise your warrants if a registration statement relating to the common stock underlying the warrants is then in effect and we have complied with applicable state securities laws. There is a risk that we may be unsuccessful in maintaining a current registration statement covering the common stock underlying the warrants. We may not have sufficient funds or may not be able to obtain the financial statements necessary to maintain a current registration statement covering the common stock underlying the warrants. As a result, you may be unable to exercise the warrants for this or other reasons. We may also redeem your warrants under certain circumstances. Your warrants may be exercised during the notice period prior to the date of redemption. If you do not exercise your warrants prior to the redemption date, you will only be entitled to receive the redemption price of $0.25 per warrant.

IF OUR COMMON STOCK DOES NOT TRADE FOR A CERTAIN PRICE PER SHARE AFTER SIX MONTHS FROM THE CLOSING OF THIS OFFERING, OUR PREFERRED STOCK WILL NOT AUTOMATICALLY CONVERT INTO OUR COMMON STOCK.

         Our currently outstanding 381,654 shares of 10% Convertible Series A Preferred Stock will automatically convert into shares of our common stock if, after six months from the closing of this offering, our common stock trades at or above $6.50 per share for 20 consecutive trading days. Until such event occurs, we will be required to:

         o  continue to pay the preferred stock dividend;

         o permit the preferred stock holders to vote as a separate class where required by Colorado law; and

         o pay the holders of preferred stock a preference upon our liquidation.

         The same consequences would likely result from any additional preferred stock that our board of directors may authorize for issuance in the future, as well as additional rights and preferences that could be included in the terms of the preferred stock.

SALES OF LARGE NUMBERS OF SHARES COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

         Substantial sales of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market following this offering, or the perception that these sales could occur, may have a depressive effect on the market price of our common stock and could impair our ability to raise capital or make acquisitions through the issuance of equity securities. As of June 30, 2002, there were 3,357,632 shares of our common stock outstanding of which 2,710,132 shares are subject to a 12 month lock-up agreement as further described below.

         Of the 3,357,632 shares, 1,367,691 are freely tradable without restriction or further registration under the securities laws and 1,989,941 shares are held by directors, officers and other of our affiliates. The shares held by our directors, officers and other affiliates are subject to the resale limitations of Rule 144 described below. Further, our officers, directors, other affiliates, beneficial holders of 5% or more of our outstanding shares of common stock and three other individuals have agreed, pursuant to lock-up agreements relating to the transfer of shares of our common stock, that they will not sell, transfer, hypothecate or convey any of our 2,710,132 shares of common stock they now own or any of our shares of common stock that underlie options, warrants or our 10% Series A Preferred Stock they now own, by registration or otherwise, for a period of 12 months from the date of this prospectus without the prior written consent of the representative of the underwriters. However, after the lock-up expires, such persons will be able to sell their shares as the securities laws and market conditions permit. Each holder of our 10% Convertible Series A Preferred Stock has agreed not to sell it or the 381,654 shares of our common stock into which all of our outstanding 10% Convertible Series A Preferred Stock is convertible for a period of 180 days after the closing date of this offering without the prior written consent of the representative of the underwriters. All shares of common stock sold in this offering will be freely tradable, unless purchased by our affiliates.

permit. All shares of common stock sold in this offering will be freely tradable, unless purchased by our affiliates.

         In general, under Rule 144 adopted under the Securities Act, any person that beneficially owns restricted securities for one year and any person deemed to be an affiliate of our company is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (1) 1% of the then outstanding shares of common stock of our company or (2) the average weekly trading volume in common stock during the four calendar weeks preceding such sale. A person that is not an affiliate and has held restricted securities for at least two years is entitled to sell such shares without any limitation.

WE WILL HAVE A COMPARATIVELY LOW NUMBER OF SHARES OF COMMON STOCK AND WARRANTS OUTSTANDING AND, THEREFORE, OUR COMMON STOCK AND WARRANTS MAY SUFFER FROM LIMITED LIQUIDITY AND THEIR PRICES WILL LIKELY BE VOLATILE AND THEIR VALUE MAY BE ADVERSELY AFFECTED.

         Because the number of freely transferable shares of our common stock and number of our warrants will be low, the trading prices of our common stock and warrants will likely be subject to significant price fluctuations and limited liquidity. This may adversely affect the value of your investment. In addition, our common stock and warrants could be subject to fluctuations in response to variations in quarterly operating results, changes in management, future announcements concerning us, general trends in the industry and other events or factors as well as those described above.

OUTSTANDING DERIVATIVE SECURITIES MAY DILUTE THE VALUE OF YOUR INVESTMENT.

         We have issued and outstanding options and warrants to acquire up to 916,270 shares of our common stock at exercise prices ranging from $2.00 to $3.25 per share. We also have outstanding 10% Convertible Series A Preferred Stock that is convertible into 381,654 shares of our common stock at a conversion price of $3.25 per share. Under the terms of the options, warrants and the 10% Series A Convertible Preferred Stock, the holders will have an opportunity to profit from a rise in the market price of our common stock without assuming the risks of ownership. This may have an adverse effect on the terms upon which we could obtain additional capital. It should be expected that the holders of such options, warrants and the 10% Series A Convertible Preferred Stock will exercise or convert them at a time when we would be able to issue stock at prices higher than the exercise prices of the options and warrants and the conversion price of the 10% Series A Convertible Preferred Stock.

WE MUST EVALUATE OUR INTANGIBLE ASSETS ANNUALLY FOR IMPAIRMENT.

         Our intangible assets are recorded at cost less accumulated amortization and consist of goodwill and patent costs. Through December 31, 2001, goodwill was amortized using the straight-line method over 15 years and patent costs were amortized over 13 to 15 years.

         In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." SFAS 142 provides that: 1) goodwill and intangible assets with indefinite lives will no longer be amortized; 2) goodwill and intangible assets with indefinite lives must be tested for impairment at least annually; and 3) the amortization period for intangible assets with finite lives will no longer be limited to forty years. In the event that we determine our intangible assets with indefinite lives have been impaired, we must record a write-down of those assets on our statement of operations during the period of impairment. Our determination of impairment will be based on various factors, including any of the following factors, if they materialize:

         o significant underperformance relative to expected historical or projected future operating results;

         o significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

         o  significant negative industry or economic trends;

         o  significant decline in our stock price for a sustained period; and

         o  our market capitalization relative to net book value.

         We adopted SFAS 142 as of January 1, 2002. Based on an independent valuation in July 2002 of our reporting units with goodwill, we do not believe that adoption of SFAS 142 will have a material adverse effect on us through at least 2002. In the future it could result in impairments of our intangible assets or goodwill. We expect to continue to amortize our intangible assets with finite lives over the same time periods as previously used, and we will test our intangible assets with indefinite lives for impairment at least once each year. In addition, we are required to assess the consumptive life, or longevity, of our intangible assets with finite lives and adjust their amortization periods accordingly. Our net intangible assets were recorded on our balance sheet at approximately $2,745,000 as of June 30, 2002, and we expect the carrying value of net intangible assets will increase significantly if we acquire additional businesses. Any impairments in future periods of those assets, or a reduction in their consumptive lives, could materially and adversely affect our statement of operations and financial position.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 requires the recognition of an impairment loss if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and measures the impairment loss as the difference between the carrying amount and fair value of the assets. Although we do not believe that the requirements of SFAS 144 will have a material adverse effect on us through 2002, it could in the future require material write-downs of our long-lived assets.

              CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

         This prospectus, including the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance, including our business strategy and product development plans, and involve known and unknown risks and uncertainties. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. These factors may cause our actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipated," "believes," "estimated," "potential," or the negative of these terms or other comparable terminology.

         When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus.

                                 USE OF PROCEEDS

         We estimate that our net proceeds from the sale of the 1,500,000 shares of common stock and 1,500,000 warrants in this offering will be approximately $6,646,250. If the underwriters exercise their over-allotment options in full, our net proceeds will be approximately $7,697,563. Our net proceeds is the amount we expect to receive from this offering after deducting the underwriting discounts and estimated offering expenses payable by us. We intend to use these proceeds for the following purposes:

         o  $3,500,000 to reduce indebtedness;

         o $3,100,000 for the manufacture of gas compressors to be placed in our rental fleet and leased over the next one to two years; and

         o  the remainder for working capital.

         The $3,500,000 allocated to pay indebtedness was incurred in connection with our acquisition of the compression related assets of Dominion Michigan on March 29, 2001. After the payment, we will still owe approximately $3,500,000 to Dominion Michigan. The balance bears interest at a rate of nine percent per annum and is due in March 2003.

         We have entered into a loan agreement with a bank, wherein the bank, subject to the closing of this offering, has committed to loan us up to $3,500,000 to pay the balance of the amount we owe to Dominion Michigan. The loan will bear interest at prime plus 1% and will be payable in equal amounts of principal plus interest over a period of five years. The loan will be collateralized with our accounts receivable, inventory and equipment and the $1,000,000 life insurance policy on the life of Wayne Vinson and will be guaranteed by our subsidiaries. The loan will prohibit us from the payment of dividends without the consent of the bank. A condition to the closing of this offering is that the loan transaction close simultaneously with the closing of this offering.

         If the underwriters exercise their over-allotment options, we will allocate the additional net proceeds of up to $1,074,938 to working capital. Working capital will be used to pay such items as rent, office expenses, equipment, equipment repairs, salaries and our other day-to-day costs of doing business.

         The previous paragraphs describe our present estimates of our use of the net proceeds of this offering based on our current plans and estimates of anticipated expenses. Our actual expenditures may vary from these estimates. We may also find it necessary or advisable to reallocate the net proceeds within the uses outlined above or to use portions of the net proceeds for other purposes.

         Pending these uses, we will invest the net proceeds of this offering primarily in cash equivalents or direct or guaranteed obligations of the United States government.

                                 DIVIDEND POLICY

         We have never declared or paid any dividends on our common stock. We anticipate that, for the foreseeable future, all earnings will be retained for use in our business and no cash dividends will be paid to holders of our common stock. If we were to pay cash dividends in the future on the common stock, it would be dependent upon our:

         o  financial condition,

         o  results of operations,

         o  current and anticipated cash requirements,

         o  plans for expansion,

         o  restrictions, if any, under debt obligations,

as well as other factors that our board of directors deemed relevant. Our agreement with our bank and our commitment from our bank contain provisions that restrict us from paying dividends on our common stock.

         We have 381,654 shares of our 10% Convertible Series A Preferred Stock outstanding. Holders of that stock are entitled to cash dividends paid quarterly at a rate equal to 10% per annum or $0.325 per share annually. The 10% Convertible Series A Preferred stock will automatically convert into our common stock at any time after six months from the closing of this offering, if our common stock trades for 20 consecutive trading days after the six month period at a price of $6.50 or more per share.

                                    DILUTION

         As of June 30, 2002, we had a net tangible book value of $3,201,971 or approximately $0.95 per share of common stock. After giving effect to the sale of 1,500,000 shares of common stock at an initial public offering price of $5.00 per share, our pro forma net tangible book value, based on 4,857,632 shares of common stock outstanding as of June 30, 2002, would have been $9,506,971 or $1.96 per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $1.01 per share of common stock to the existing holders of common stock and an immediate dilution of $3.04 per share of common stock to new investors. "Dilution" is determined by subtracting pro forma net tangible book value per share of common stock after the offering from the offering price per share of common stock, as illustrated by the following table:

         Assumed initial public offering price per share of common stock......               $   5.00

         Net tangible book value per share of common
            stock as of June 30, 2002.........................................   $   0.95
         Increase in pro forma net tangible book value per share of
            common stock attributable to new investors........................   $   1.01
                                                                                 --------

         Pro forma net tangible book value per share of common
            stock after the offering..........................................               $   1.96
                                                                                             --------

         Dilution per share of common stock to new investors..................               $   3.04
                                                                                             ========

         Dilution as percentage of assumed offering price.....................                     61%
                                                                                             ========

         The following table sets forth as of June 30, 2002, the number of shares of common stock acquired from us, the total cash consideration paid to us and the average cash price per share of common stock paid to us by our existing shareholders and by new investors (assuming the sale of 1,500,000 shares of common stock at an initial public offering price of $5.00 per share, before deduction of the underwriting discount and other estimated offering expenses):

                                                                       VALUE OF             AVERAGE PRICE
                                      SHARES PURCHASED             CONSIDERATION PAID         PER SHARE
                                -----------------------------   -----------------------    ---------------
                                  NUMBER             PERCENT      AMOUNT       PERCENT
                                ----------          ---------   -----------   ---------
Existing shareholders..........  3,357,632               69.1%  $ 3,456,131        31.5%             $1.03
New investors..................  1,500,000               30.9     7,500,000        68.5              $5.00
                                ----------          ---------   -----------   ---------
Total..........................  4,857,632              100.0%  $10,956,131       100.0%
                                ==========          =========   ===========   =========

         The foregoing information assumes no conversion of our outstanding preferred stock, no exercise of the warrants being offered hereby, no exercise of outstanding options and warrants and no exercise of the underwriters' over-allotment options for the purchase of common stock and warrants. To the extent that outstanding preferred stock is converted or outstanding options or warrants are exercised at prices below the public offering price of $5.00 per share of common stock, there will be further dilution to investors.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of June 30, 2002. Our capitalization is presented:

         o  on an actual basis; and

         o on an as adjusted basis to reflect our receipt of the estimated net proceeds from the sale of 1,500,000 shares of common stock at an initial public offering price of $5.00 per share and 1,500,000 warrants at $0.25 per warrant, after deducting underwriting discounts and other estimated offering expenses.

                                                                                   JUNE 30, 2002
                                                                           -----------------------------
                                                                              ACTUAL         AS ADJUSTED
                                                                           ------------     ------------
      Borrowings:
           Bank line of credit .......................................     $         --     $         --
           Subordinated notes ........................................        1,306,495        1,306,495
           Capital leases ............................................           50,153           50,153
           Long-term debt ............................................       10,863,236        7,363,236
                                                                           ------------     ------------
      Total borrowings: ..............................................     $ 12,219,884     $  8,719,884

      Shareholders' equity:
         Preferred Stock, par value $0.01 per share;
           5,000,000 shares authorized; 381,654 shares issued and
           outstanding ...............................................            3,817            3,817

         Common stock, $0.01 par value
           30,000,000 shares authorized; 3,357,632
           shares issued and outstanding, 5,007,632 shares
           issued and outstanding, as adjusted .......................           33,576           48,576

           Additional paid-in capital ................................        4,497,520       11,128,770

           Retained earnings .........................................        1,563,881        1,563,881
                                                                           ------------     ------------

             Total shareholders' equity ..............................     $  6,098,794     $ 12,745,044
                                                                           ------------     ------------

       Total capitalization ..........................................     $ 18,318,678     $ 21,464,928
                                                                           ============     ============

         The foregoing table does not give effect to:

         o 916,270 shares of common stock issuable on exercise of outstanding options and warrants;

         o 1,500,000 shares of common stock issuable on exercise of the warrants being offered hereby;

         o 225,000 shares of common stock issuable upon exercise of the underwriters' over-allotment option for common stock; and

         o 225,000 shares of common stock underlying warrants issuable upon exercise of the underwriters' over-allotment option for warrants.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         You should read the selected consolidated data for the fiscal years ended December 31, 1999, 2000 and 2001, and for the six months ended June 30, 2002, in the tables below together with our consolidated financial statements and the related notes and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. Our historical results are not necessarily indicative of our future results.

SUMMARY CONSOLIDATED INCOME
AND OTHER DATA (1):
(in thousands)

                                                                                                     SIX MONTHS ENDED
                                                      FOR THE YEAR ENDED DECEMBER 31                     JUNE 30
                                                ------------------------------------------      --------------------------
                                                   1999            2000            2001            2001            2002
                                                ----------      ----------      ----------      ----------      ----------
                                                                                                        (unaudited)

Total revenue ...............................   $    2,629      $    3,652      $    8,762      $    3,898      $    5,120
Total costs of revenue ......................        1,194           1,535           4,942           2,115           2,806
                                                ----------      ----------      ----------      ----------      ----------
Gross profit ................................        1,435           2,117           3,820           1,783           2,314
Total operating expenses ....................        1,070           1,594           2,621           1,185           1,382
                                                ----------      ----------      ----------      ----------      ----------
Income from operations ......................          365             523           1,199             598             932
Total other income (expense) ................          (26)           (159)           (503)           (223)           (313)
                                                ----------      ----------      ----------      ----------      ----------
Income from continuing operations
     before income taxes ....................          339             364             696             375             619
Total income tax expense ....................           98             147             314             203             280
Income before discontinued operations .......          241             217             382             172             339
Discontinued operations (2) .................         (212)            692              --              --              --
                                                ----------      ----------      ----------      ----------      ----------
Net income ..................................   $       29      $      909      $      382      $      172      $      339
                                                ----------      ----------      ----------      ----------      ----------
Preferred dividends .........................           --              --              11              --              76
                                                                ----------      ----------      ----------      ----------
Net income available to common
     shareholders ...........................   $       29      $      909      $      371      $      172      $      263
                                                ==========      ==========      ==========      ==========      ==========

PER COMMON SHARE DATA:
Basic .......................................   $      .01      $      .27      $      .11      $      .05      $      .08
                                                ==========      ==========      ==========      ==========      ==========
Diluted .....................................   $      .01      $      .27      $      .11      $      .05      $      .06
                                                ==========      ==========      ==========      ==========      ==========
WEIGHTED AVERAGE SHARES
OF COMMON STOCK OUTSTANDING
Basic .......................................    3,357,632       3,357,632       3,357,632       3,357,632       3,357,632
Diluted .....................................    3,357,632       3,357,632       3,483,987       3,357,632       4,163,710

SUMMARY CONSOLIDATED BALANCE SHEET
DATA (1):

                                            DECEMBER 31, 2001                     JUNE 30, 2002
                                            -----------------            ------------------------------
                                                 ACTUAL                   ACTUAL            AS ADJUSTED
                                            -----------------            --------           -----------
Current assets........................           $ 3,248                 $  3,535               $ 6,681
Total assets..........................            18,810                   21,070                24,216
Current liabilities...................             2,049                   10,900                 7,400
Shareholders' equity..................             5,781                    6,099                12,745

CONSOLIDATED STATEMENT OF
CASH FLOWS (1):

                                                                                       FOR THE PERIOD
                                            FOR THE YEAR ENDED DECEMBER 31             ENDED JUNE 30
                                         ------------------------------------      ----------------------
                                           1999          2000          2001          2001          2002
                                         --------      --------      --------      --------      --------
Cash flows provided by (used in)
operating activities ................    $    307      $   (253)     $    840      $    147      $  1,278
Cash flow used in investment
activities ..........................      (1,116)       (1,836)       (3,087)       (1,833)       (2,131)
Cash flow provided by financing
activities ..........................       2,248           698         2,611         1,556           689

OTHER DATA

EBITDA (3) ..........................    $    507      $  1,619      $  2,523      $  1,102      $  1,689

INFORMATION PERTAINING TO COMPRESSORS LEASED

                                               COMPRESSORS LEASED
                                          ----------------------------
                                           1999       2000       2001
                                          ------     ------     ------
Leased at beginning of year .........         14         41         75
Leased during year ..................         27         34        152
Returned during year ................          0          0         20
Leased at year end ..................         41         75        207

----------

(1) The financial information reflects the acquisition by us of the compression related assets of Dominion Michigan on March 29, 2001. The purchase price was $8,000,000 of which $1,000,000 was paid at closing and the net balance was financed by Dominion Michigan. The operations and assets of Dominion Michigan that was acquired are included in our consolidated financial statements commencing on April 1, 2001.

(2) On March 31, 2000, we disposed of CNG in a transaction whereby we transferred all of the common stock of CNG to the former owner in exchange for all of the former owner's shares of our outstanding common stock (692,368 shares) and a note receivable for $350,000. During the year ended December 31, 2000, the former owner defaulted on all payments due under the note receivable, and the entire amount has been reserved and reflected as a reduction in the gain from discontinued operations. The sale resulted in a non-taxable gain from discontinued operations of approximately $944,000. Pre-tax loss from discontinued operations of approximately $232,000 in the summary consolidated statement of income data reflects the net loss from operations of CNG from January 1, 2000 through the date of disposal. Total revenue of CNG was approximately $3,915,000 in 1999 and approximately $828,000 from January 1, 2000 through the date of disposal.

(3) The row entitled "EBITDA" reflects net income or loss before interest, taxes, depreciation and amortization. EBITDA is a measure used by analysts and investors as an indicator of operating cash flow since it excludes the impact of movements in working capital items, non-cash charges and financing costs. However, EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered a substitute for other financial measures of performance. EBITDA as calculated by us may not be comparable to EBITDA as calculated and reported by other companies.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the consolidated financial statements and attached notes thereto and the other financial information included elsewhere in this prospectus. This discussion contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of any number of factors, including those set forth under the section entitled "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

         We combine the operations of Rotary Gas Systems, NGE Leasing and Great Lakes Compression. These entities provide products and services to the oil and gas industry and are engaged in (1) the manufacture, sale and rental of natural gas compressors to enhance the productivity of oil and gas wells, and (2) the manufacture, sale and rental of flares and flare ignition systems for plant and production facilities. We are the parent company and provide administrative and management support and, therefore, have expenses associated with that activity.

         We acquired the compression related assets of Great Lakes from Dominion Michigan on March 29, 2001. This acquisition significantly increased the number of compressor units that we own and service and thereby increased our revenue and operating income beginning April 1, 2001.

RESULTS OF OPERATIONS

PERIOD ENDED JUNE 30, 2002 COMPARED TO THE PERIOD ENDED JUNE 30, 2001

                                                                                         NATURAL GAS
                                          ROTARY         NGE          GREAT LAKES          SERVICES
                                            GAS        LEASING      COMPRESSION (1)         GROUP          TOTAL
                                          -------      -------      ---------------      -----------      -------
                                                                    (IN THOUSANDS)
SIX MONTHS ENDED JUNE 30, 2002
Revenue                                   $ 1,571      $ 1,059      $         2,490      $                $ 5,120

Gross margin                                  656          761                  897                         2,314
Gross margin percentage                        42%          72%                  36%                           45%
Selling, general and
     administrative expense                   398           80                  126              240          844

Depreciation and amortization expense          59          189                  270               20          538

Interest expense                                4          186                  313               20          523

Other income                                    1            1                                                  2

Equity in earnings from joint
     venture                                               208                                                208

Income tax                                                                                       280          280
                                          -------      -------      ---------------      -----------      -------
Net Income                                $   196      $   515      $           188      $      (560)     $   339
                                          =======      =======      ===============      ===========      =======
SIX MONTHS ENDED JUNE 30, 2001
Revenue                                   $ 2,170      $   695      $         1,033      $                $ 3,898
Gross margin                                  767          496                  520                         1,783
Gross margin percentage                        35%          71%                  50%                           46%
Selling, general and administrative
     expense                                  507           85                   99              140          831
Depreciation and amortization
     expense                                   52          112                  137               54          355
Interest expense                                1          196                  159               15          371
Other income                                    1           80                                                 81
Equity in earnings from joint venture                       67                                                 67
Income tax                                                                                       202          202
                                          -------      -------      ---------------      -----------      -------
Net income                                $   208      $   250      $           125      $      (411)     $   172
                                          =======      =======      ===============      ===========      =======

----------

(1) We purchased the compression related assets of Great Lakes from Dominion Michigan on March 29, 2001. Therefore, the information for the period ending March 31, 2001, is not included.

Rotary Gas Systems Operations

         Revenue from outside sources decreased approximately $599,000 or approximately 28% for the six months ended June 30, 2002 compared to the same period ended June 30, 2001. Because our products are custom-built, fluctuations in revenue from outside sources are expected. Our main focus is to build our rental fleet and associated lease revenue in NGE Leasing, which in the long term is more profitable and has a more stable cash flow. For the six months ended June 30, 2001, approximately 33% of our plant output was used to build gas compressors for NGE Leasing as opposed to approximately 65% for the same period in 2002. Our focus from a management and sales prospective is to achieve a balance of 70% - 30% ratio of leased natural gas compressors to outside sales. We feel that our plant capacity is achievable in the foreseeable future by adding personnel and using the Great Lakes Compression facility if an overrun occurs.

         The gross margin percentage increased from 35% for the six months ended June 30, 2001, to 42% for the same period ended June 30, 2002. The increase resulted mainly from some change in product mix. A greater part of sales during the period ending June 30, 2002, included flares, parts and service which normally have a higher margin than gas compressors. At times even the margin on individual compressors can vary since they are normally custom designed and manufactured.

         Selling, general and administrative expense decreased from $507,000, to $398,000 or 21% for the six months ended June 30, 2001, as compared to the same period ended June 30, 2002. This was mainly the result of the reduction of selling expenses related to the decision to discontinue the air compressor line. We discontinued this line of product in the development stage so that we could concentrate on our main product, gas compression.

         Depreciation expense increased 14% from $52,000 to $59,000 for the six months ended June 30, 2001, compared to the same period ended June 30, 2002. This increase was mainly due to the purchase of additional vehicles, shop and office equipment.

         There was a $3,000 increase in interest expense for the six months ended June 30,2002 compare to the same period ended June 30, 2001 mainly due to financing the purchase of additional vehicles.

NGE Leasing Operations

         Revenue from rental of natural gas compressors increased 52% for the six months ended June 30, 2002, compared to the same period in 2001. This increase is the result of the increase in our rental fleet of which 50 new compressors were added during the six months ended June 30, 2002, as compared to the addition of 17 during the 2001 period. The compressors were manufactured by Rotary Gas Systems.

         The gross margin percentage increased 1% from 71% for the period ending June 30, 2001 to 72% for the same period in 2002. The cost of revenue is comprised mainly of expenses associated with the maintenance of the gas compressor rental activity. This increase resulted from the fact that 50 new compressors were added to the fleet during the period. Normally the cost of the equipment maintenance will naturally increase over time as the equipment ages thereby reducing the gross margin. The expected life of a gas compressor unit will exceed 15 years with routine maintenance and a major overhaul every three to four years. As of June 30, 2002, 46% of our compressor rental fleet was less than one year old, 22% was one to two years old, 16% was two to three years old, and 16% was older than three years.

         Selling, general and administrative expense decreased from $85,000 to $80,000 or 6% for the six months ended June 30, 2001, as compared to the same period ended June 30, 2002. This was mainly the result of an decrease in legal and insurance expense.

         Depreciation expense increased 69% from $112,000 to $189,000 for the six months ended June 30, 2001, compared to the same period ended June 30, 2002. This increase was the result of new gas compressor rental units being added to the rental fleet during the period.

         There was a decrease in interest expense from $196,000 to $186,000 for the six months ended June 30, 2001 as compared to the same period ended June 30, 2002. This is mainly as a result of additional equity funding that occurred in the year from June 30, 2001 to June 30, 2002.

         Equity in earnings from joint venture increased 210% from $67,000 to $208,000 during the six months ended June 30, 2001, compared to the same period ended June 30, 2002. This is a joint venture, called Hy-Bon Rotary Compression, LLC, that serves a mutual area of interest in which we contribute gas compressor units for rental. The increase is due to net profits associated with the additional units leased in 2002 as compared to those in 2001. As of June 30, 2002, we had contributed 36 gas compressors to the joint venture as compared to 11 at June 30, 2001.

Great Lakes Compression

         We acquired the compression related assets of Great Lakes Compression from Dominion Michigan as of March 29, 2001. Therefore, there is no historical comparative data for the six months ended June 30, 2001.

Natural Gas Services Group

         Selling, general and administrative expense increased from $140,000 to $240,000 or 71% for the six months ended June 30, 2001, as compared to the same period ended June 30, 2002. This was mainly the result of an added expense for warrants valued at $42,000 granted to certain officers and directors as consideration for their guarantee of restructured corporate bank debt and an increase in accrual for officer bonuses normally paid at year end.

         Amortization and depreciation expense decreased from $54,000 to $20,000 or 62% for the six months ended June 30, 2001 compared to the same period ended June 30, 2002. This decrease was mainly the result of changes in the accounting method for amortizing goodwill.

         Interest expense increased from $15,000 to $20,000 or 33% for the six months ended June 30, 2001 compared to the same period ended June 30, 2002. This increase was the result of financing the purchase on three new service vehicles.

         Income tax expense is accounted for on a consolidated basis. Therefore, the tax for all companies is included in the tax expense for Natural Gas Services Group. Income tax expense increased 40% from $202,000 to $280,000 for the six months ended June 30, 2001 compared to same period ended June 30, 2002. This increase is mainly due to an increase in income before taxes.

FISCAL YEAR ENDED DECEMBER 31, 2001 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2000

                                                                                                NATURAL
                                                                                                  GAS
                                               ROTARY         NGE          GREAT LAKES         SERVICES
                                                GAS         LEASING      COMPRESSION (1)         GROUP          TOTAL
                                              --------      -------      ---------------      -----------      -------
                                                                          (IN THOUSANDS)
TWELVE MONTHS ENDED DECEMBER 31, 2001
Revenue                                       $  3,841      $ 1,519      $         3,402      $                $ 8,762
Gross margin                                     1,231        1,076                1,513                         3,820
Gross margin percentage                             32%          71%                  47%                           45%
Selling, general and administrative expense        962          234                  297              225        1,718
Depreciation and amortization expense              104          252                  423              124          903
Interest expense                                     4          395                  489               36          924
Other income                                        19          130                    3               45          197
Equity in earnings from joint venture                           224                                                224
Income tax                                                                                            314          314
                                               -------      -------      ---------------      -----------      -------
Net income                                     $   180          549      $           307      $      (654)     $   382
                                               =======      =======      ===============      ===========      =======

TWELVE MONTHS ENDED DECEMBER 31, 2000
Revenue                                       $  2,576      $ 1,076      $                    $                $ 3,652
Gross margin                                     1,291          826                                              2,117
Gross margin percentage                             50%          77%                                                58%
Selling, general and administrative
     expense                                       900          185                                   153        1,238
Depreciation and amortization expense               91          163                                   102          356
Interest expense                                     7          194                                     6          207
Other income (expense)                              13           33                                   (16)          30
Equity in earnings from joint venture                            18                                                 18
Income tax                                                                                            147          147
                                               -------      -------      ---------------      -----------      -------
Net Income before discontinued
     operations                                $   306          335                           $      (424)     $   217
                                               =======      =======                           ===========      =======

(1) We purchased the compression related assets of Great Lakes from Dominion Michigan on March 29, 2001. Therefore, the information for the year ended December 31, 2000, is not included.

Rotary Gas Systems Operations

         Revenue increased approximately $1,265,000 or approximately 49% for the twelve months ended December 31, 2001 as compared to the same period for 2000. This increase resulted from our increased marketing efforts and funding as well as from increased recognition in the marketplace of our name and products.

         The gross margin percentage decreased from 50% for the twelve months ended December 31, 2000 to 32% for the same period in 2001. This decrease was the result of several factors, such as (1) in 2000 the product mix included higher margin items such as flares, parts and service, (2) in 2001 the cost of revenue included additional costs for increased support personnel and supervision, intended to increase our production capability for 2001 and beyond, and (3) in 2001 we had increased expenses attributable to our work on development of several new product lines, including larger horsepower gas compressors for third party customers.

         Selling, general and administrative expense increased 7% from $900,000 to $962,000 for the year ended December 31, 2000, as compared to the same period ended December 31, 2001. This was the result of increased wages, audit fees and various other expense associated with financing transactions and increased volume of sales.

         Depreciation expense increased 14% from $91,000 to $104,000 for the year ended December 31, 2001. This increase was mainly due to the purchase of additional vehicles, shop and office equipment.

         Interest expense decreased 43% from $7,000 to $4,000 for the year ended December 31, 2001, compared to the same period ended December 31, 2000. This was mainly due to the pay off of certain auto loans.

         Other income increased 46% from $13,000 to $19,000 for the year ended December 31, 2000, compared to the same period ended December 31, 2001. This increase resulted from the sale of used vehicles.

NGE Leasing Operations

         Revenue from rental of natural gas compressors increased 42% for the period ended December 31, 2001 as compared to the same period in 2000. This increase resulted from the addition of 40 new gas compressors to the rental fleet during the twelve months ended December 31, 2001 as compared to 34 in operation in 2000. These compressors were manufactured by Rotary Gas Systems.

         The gross margin percentage decreased 6% from 77% for the period ending December 31, 2000 to 71% for the same period in 2001. The cost of revenue is comprised primarily of expenses associated with the maintenance and repair of the gas compressors. This decrease in gross margin resulted from the fact that the cost of maintenance and repair will naturally increase over time as the equipment ages. As of December 31, 2001, 36% of our compressor rental fleet was less than a year old, 28% was one to two years old, 27% was two to three years old and 9% was older than three years.

         Selling, general and administrative expense increased from $185,000 to $234,000 or 26% for the year ended December 31, 2000 as compared to the same period ended December 31, 2001. This was mainly the result of increased sales commissions reflecting increased rental activity for the period.

         Depreciation expense increased 55% from $163,000 to $252,000 for the year ended December 31, 2000, compared to the year ended December 31, 2001. This increase was the result of new gas compressor rental units being added to the fleet.

         Interest expense increased 104% from $194,000 to $395,000 for the year ended December 31, 2000, compared to the year ended December 31, 2001. This increase is the result of the additional debt that was required to build additional rental compressors.

         Equity in earnings from joint venture increased 1144% from $18,000 to $224,000 for the year ended December 31, 2000, compared to the same period ended December 31, 2001. This is a joint venture, called Hy-Bon Rotary Compression, LLC, which serves a mutual area of interest in which we contribute gas compressor units for rental. The increase is due to net profits associated with the additional units leased in 2001 as compared to those in 2000. As of December 31, 2001, we had contributed 19 gas compressors to the joint venture, an increase of 14 units from the comparative period.

Great Lakes Compression

         We acquired the compression related assets of Great Lakes from Dominion Michigan as of March 29, 2001. Therefore, no historical comparative data is included.

Natural Gas Services Group

         Selling, general and administrative expense increased from $153,000 to $225,000 or 47% for the year ended December 31, 2000 as compared to the same period ended December 31, 2001. This was mainly the result of an increase in administrative salaries and in audit fees.

         Depreciation expense increased from $102,000 to $124,000 or 22% for the year ended December 31, 2000 compared to the same period ended December 31, 2001. This increase was the result of the purchase of four new service trucks.

         Interest expense increased from $6,000 to $36,000 or 500% for the year ended December 31, 2000 compared to the same period ended December 31, 2001. This increase was the result of the financing for the purchase of four new service trucks in June of 2001 and for the purchase of our production facility in October 2000.

         Income tax expense is accounted for on a consolidated basis therefore the tax for all companies is included in the tax expense for Natural Gas Services Group. Income tax expense increased 114% from $147,000 to $314,000 for the year ended December 31, 2000 compared to the same period ended December 31, 2001. This increase is the result of an increase in income before taxes.

CRITICAL ACCOUNTING POLICIES

         We have identified the policies below as critical to our business operations and the understanding of our results of operations. In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

         Our critical accounting policies are as follows:

         o  revenue recognition;

         o  estimating the allowance for doubtful accounts;

         o  accounting for income taxes;

         o  valuation of long-lived and intangible assets and goodwill; and

         o  valuation of inventory

Revenue recognition

         We recognize revenue from sales of compressors or flare systems at the time of shipment and passage of title when collectability is reasonably assured. We also offer certain of our customers the right to return products that do not function properly within a limited time after delivery. We continuously monitor and track such product returns and we record a provision for the estimated amount of such future returns, based on historical experience and any notification we receive of pending returns. While such returns have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same return rates that we have in the past. Any significant increase in product failure rates and the resulting credit returns could have a material adverse impact on our operating results for the period or periods in which such returns occur.

         When product is billed to customers based on contractual agreements, but has not yet been shipped, payments are recorded as deferred revenue, pending shipment.

         Rental and lease revenue are recognized over the terms of the respective lease agreements based upon the classification of the lease.

Allowance for doubtful accounts receivable

         We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Since our accounts receivable are concentrated in approximately 107 customers at June 30, 2002, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectability of our accounts receivables and our future operating results.

Accounting for income taxes.

         As part of the process of preparing our consolidated financial statements we are required to estimate our Federal income taxes as well as income taxes in each of the states in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense in the tax provision in the statement of operations.

         Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

Valuation of long-lived and intangible assets and goodwill.

         We assess the impairment of identifiable intangibles, long-lived assets and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

         o significant underperformance relative to expected historical or projected future operating results;

         o significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

         o  significant negative industry or economic trends;

         When we determine that the carrying value of intangibles, long-lived assets and related goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

         In 2002, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" became effective and as a result, we ceased to amortize approximately $2.6 million of goodwill as of January 1, 2002. In lieu of amortization, we are required to perform an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter. Based upon a valuation of our reporting units with goodwill, we do not expect to record an impairment charge during 2002.

Inventories

         We value our inventory at the lower of the actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

         In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets . SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. For all business combinations for which the date of acquisition is after June 30, 2001, SFAS 141 also establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain, rather than deferred and amortized. SFAS 142 changes the accounting for goodwill and other intangible assets after an acquisition. The most significant changes made by SFAS 142 are: 1) goodwill and intangible assets with indefinite lives will no longer be amortized; 2) goodwill and intangible assets with indefinite lives must be tested for impairment at least annually; and 3) the amortization period for intangible assets with finite lives will no longer be limited to forty years. We do not believe that the adoption of SFAS 141 or SFAS 142 will have a material effect on our financial position, results of operations, or cash flows.

         In June 2001, the FASB also approved for issuance SFAS 143, Asset Retirement Obligations. SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including 1) the timing of the liability recognition, 2) initial measurement of the liability, 3) allocation of asset retirement cost to expense, 4) subsequent measurement of the liability and 5) financial statement disclosures. SFAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. We will adopt the statement effective no later than January 1, 2003, as required. The transition adjustment resulting from the adoption of SFAS 143 will be reported as a cumulative effect of a change in accounting principle. We do not believe that the adoption of this statement will have a material effect on its financial position, results of operations, or cash flows. See Note 15 to the financial statements filed with this prospectus.

         In October 2001, the FASB approved SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 replaces SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The new accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, for the disposal of segments of a business. Statement 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. Statement 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of Statement 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. Presently, we do not believe the adoption of this statement will have a material effect on our financial position, results of operations, or cash flows.

SEASONALITY AND ECONOMIC CONDITIONS

         Our sales are affected by the timing of planned development and construction projects by energy industry customers. The fourth quarter is generally favorably affected.

INFLATION

         We do not believe that inflation had a material impact upon our results of operations during the six months ended June 30, 2002, or during the years ended December 31, 2001 and 2000.

LIQUIDITY AND CAPITAL RESOURCES

         We have funded our operations through private offerings of our common and preferred stock, subordinated debt, bank debt and seller debt in our acquisition of the compression related assets of Dominion Michigan. Proceeds were primarily used to fund the manufacture and fabrication of additional units for our rental fleet of gas compressors and to help fund the cash portion of the payment for the compression related assets of Dominion Michigan during the first quarter of 2001.

         At June 30, 2002, we had cash and cash equivalents of approximately $342,000, a working capital deficit of approximately $7,366,000 and debt of approximately $12,220,000 of which approximately $9,042,000 was classified as current. We had approximately $1,278,000 of net cash flow from operating activities during the first six months of 2002. This was primarily from net income of approximately $339,000 plus depreciation and amortization of approximately $538,000 and increases in deferred taxes of approximately $280,000, deferred income of approximately $449,000 and accounts payable and accrued liabilities of approximately $276,000, offset by increases in inventory, receivables and equity in earnings of joint venture.

         We realized approximately $840,000 of net cash flow from operating activities during the twelve months ended December 31, 2001. This was primarily due to income from continuing operations before tax of approximately $696,000 plus depreciation and amortization of approximately $903,000, for a total of approximately $1,599,000, offset by increases in inventory and receivables.

         Upon completion of this offering, we intend to actively pursue adding gas compressors to our rental fleet and seeking acquisitions. No specific candidates have yet been identified. We expect to fund additional rental units though borrowings and cash flow from operations. We believe that the revenue generated by our operations and the proceeds from this offering will be adequate to meet our anticipated cash, capital and debt service requirements for approximately twelve months following this offering.

         Maturities of long-term debt based on contractual requirements for the years ending December 31, are as follows:

                    2002               $   904,000
                    2003                 7,624,000
                    2004                   698,000
                    2005                   309,000
                    2006                   195,000
                 Thereafter                222,000
                                       -----------
                                       $ 9,952,000
                                       ===========

         Through the end of December 2002, we will need approximately $983,000 to service the principal and interest payments that will be due on our current debt. The approximately $983,000 includes approximately

$154,000 of interest that will be due on December 31, 2002, on notes we sold in a private offering in 2000 and 2001. If we do not have sufficient cash flow to cover the principal and interest payments, we will not be able to pay the quarterly dividends on our outstanding preferred stock. In this regard, until Dominion Michigan is paid in full, we currently are not able to use any cash flow from the operations of Dominion Michigan to pay the principal and interest payments or dividends.

         As a result of the issuance of warrants to directors and shareholders with an exercise price of $3.25 per share in April 2002 in connection with guaranteeing restructured bank debt, we recorded an expense of approximately $42,000 during the six months ending June 30, 2002.

MARKET RISK

         We significantly rely upon debt financing provided by various financial institutions. Most of these instruments contain interest provisions that are at least a percentage point above the published prime rate. This creates a vulnerability to us relative to the movement of the prime rate. Should the prime rate increase, our cost of funds will increase and affect our ability to obtain additional debt. We have not engaged in any hedging activities to offset such risks.

                                    BUSINESS

OVERVIEW

         We were incorporated on December 17, 1998. In early 1999, we underwent a reorganization by acquiring CNG Engines Company, Flare King, Inc., Hi-Tech Compressor Company, L.C. and NGE Leasing, Inc. In March 2000, we sold CNG back to its former principal owner. In July 2000, Flare King and Hi-Tech merged and now operate as Rotary Gas Systems, Inc. On March 29, 2001, we acquired, through our subsidiary, Great Lakes Compression, Inc., all of the compression related assets of Dominion Michigan Petroleum Services, Inc., a company that was in the business of manufacturing, fabricating, selling, leasing and maintaining natural gas compressors and related equipment. We now operate through our three subsidiaries, Rotary Gas, NGE Leasing and Great Lakes Compression and through one joint venture, HyBon Rotary.

         Our principal executive offices are located at 2911 South County Road 1260, Midland, Texas 79706 and our telephone number is (915) 563-3974.

ACQUISITION OF COMPRESSION RELATED ASSETS OF DOMINION MICHIGAN

         On March 29, 2001, we acquired the compression related assets of Dominion Michigan, which is a subsidiary of Dominion Exploration, Inc., for a total of $8,000,000. The purchase price was reduced by approximately $43,600 which was the net cash generated from the assets acquired from January 1, 2001 to the date of closing.

         In consideration for the assets, we paid Dominion Michigan $1,000,000 and are obligated to pay an additional approximately $7,000,000 in March, 2003. The deferred purchase price bears interest at a rate of nine percent per annum, which is payable on the first business day of each month. The deferred purchase price is secured by all of the assets we acquired and the pledge of all of our stock ownership in our subsidiary that acquired the assets.

         The assets acquired consisted of approximately five acres of land, fabrication and storage facilities, equipment and 93 compressors that are leased. Of the 93 compressors, 35 are leased to Dominion Michigan and its affiliates and 58 are leased month-to-month to other parties. We also assumed six leases of compressors and maintenance agreements for 77 other compressors. Further, as a part of the transaction, Dominion Exploration & Production, Inc., an affiliate of Dominion Michigan, committed to purchase or enter into five year leases for compressors totaling five thousand horsepower. The purchases or leases are to be made by December 31, 2005, and the compressors will be sold or leased by us at our normal rates.

         Dominion Exploration has agreed that no more than 30% of the compressors will be purchased and that 70% (or more at its option) will be leased. Dominion Exploration is required to order compressors, either for purchase or lease totaling not less than 800 horsepower and not more than 1300 horsepower during each calendar year. The number of compressor units and the size and type of each compressor unit will be determined solely by Dominion Exploration. As of June 30, 2002, the affiliate had purchased or leased compressors totaling 1,830 horsepower and was in compliance with its agreement.

         Until we have paid the deferred purchase price, our subsidiary is limited in the amount of debt and liens it may have, restricted from consolidating or merging with or into any other entity or selling or otherwise transferring all or any substantial part of its assets to any other person, is prohibited from paying dividends, is limited in making investments and is limited in making capital expenditures.

OUR BUSINESS

         The compression business of our predecessors was formed in 1984 to take advantage of the concept of packaging a rotary screw compressor thereby making available lower cost compression for marginal wells. We are involved in the manufacture, fabrication, sale, lease, and maintenance of compressors and the manufacture and sale of natural gas flare systems, components and ignition systems. We have manufacturing and fabrication facilities located in Lewiston, Michigan, and Midland, Texas, where we manufacture and fabricate natural gas compressors. We design and manufacture natural gas flare systems, components and ignition systems in our facility in Midland, Texas, for use in oilfield, refinery and petrochemical plant applications.

         We currently provide our products and services to a customer base of oil and gas exploration and production companies operating primarily in Colorado, Kansas, Louisiana, Michigan, New Mexico, Oklahoma, Texas and Wyoming.

INDUSTRY BACKGROUND

         Our products and services are related to the oil and natural gas industries. The oil and natural gas industry is comprised of several large, well-capitalized companies accounting for the majority of the market. There also exist a large number of small privately held companies making up the remainder of the market. According to a report by the National Petroleum Council in December 1999, there is a growing consumption of natural gas in this country.

         We believe that there will continue to be a growing demand for natural gas. Because of this, demand for our products and services is expected to continue to rise as a result of:

         o  the increasing demand for energy, both domestically and abroad;

         o environmental considerations which provide strong incentives to use natural gas in place of other carbon fuels;

         o the cost savings of using natural gas rather than electricity for heat generation;

         o  implementation of international environmental and conservation laws;

         o  the aging of producing natural gas reserves worldwide; and

         o  the extensive supply of undeveloped natural gas reserves.

         By using a compressor, the operator of a natural gas well is able to increase the pressure of natural gas from a well to make it economically viable by enabling gas to continue to flow in the pipeline to its destination. We feel that we are well positioned through our gas compression and flare system activities to take advantage of the aging of reserves and the development of new reserves.

THE COMPRESSION BUSINESS

         Natural gas compressors are used in a number of applications intended to enhance the productivity of oil and gas wells, gas transportation lines and processing plants. Compression equipment is often required to boost a well's production to economically viable levels and enable gas to continue to flow in the pipeline to its destination. We believe that most producing gas wells in North America, at some point, will utilize compression. As of December 31, 2000, the Energy Information Administration reported that there were approximately 306,000 producing gas and gas condensate wells in the United States. The states where we currently operate account for approximately 166,000 of these wells.

THE LEASING BUSINESS

         We primarily lease natural gas compressors. As of June 30, 2002, we had 254 natural gas compressors totaling approximately 32,000 horsepower leased to 24 third parties, compared to 182 natural gas compressors totaling approximately 16,000 horsepower leased to 21 third parties at June 30, 2001. Of the 254 natural gas compressors, 44 were leased to Dominion Michigan and its affiliates.

         As a part of our leasing business, in 2000 we formed a limited liability company, Hy-Bon Rotary Compression LLC, ("HBRC") with Hy-Bon Engineering Company, Inc., a non-affiliated company, to lease natural gas compressors. We formed HBRC to lease compressors to a customer with which the non-affiliated company had a relationship. The non-affiliated company owns 50% and we own 50% of HBRC. The non-affiliated company has appointed a majority of the persons who serve as managers of HBRC. As of June 30, 2002, we had contributed 36 compressors totaling approximately 2,700 horsepower to HBRC and the non-affiliated company had contributed 26 compressors totaling approximately 2,300 horsepower to HBRC. We split the expenses of HBRC with the other company. After the payment of expenses, we receive whatever profit is realized by HBRC in proportion to the amount received by HBRC from the lease of natural gas compressors that are contributed by us and by the non-affiliated company to HBRC.

         In addition to 79 separate written maintenance agreements that we had at June 30, 2002, we provide maintenance as a part of the rental in our compressor leases. Many companies and individuals are turning to leasing of equipment instead of purchasing. Leasing does not require the purchaser to make large capital expenditures for new equipment or to obtain financing through a lending institution. This frees the customer's assets for developing the customer's business. Our leases generally have initial terms of from six to 18 months and then continue on a month-to-month basis. The leases with Dominion Exploration have an initial five year term. Lease rentals are paid monthly. At the end of a lease term, the customer may continue to pay monthly rentals on the equipment, or we may require them to purchase it or return it to us.

         Changing well and pipeline pressures and conditions over the life of a well often require producers to reconfigure their compressor units to optimize the well production or pipeline efficiency. Because the equipment is highly technical, a trained staff of field service personnel, a substantial parts inventory and a diversified fleet of natural gas compressors are often necessary to perform reconfiguration functions in an economic manner. It is not efficient or, in many cases, economically possible for independent natural gas producers to maintain reconfiguration capabilities individually. Also, our management believes that, in order to streamline their operations and reduce their capital expenditures and other costs, a number of major oil and gas companies have sold portions of their domestic energy reserves to independent energy producers and have outsourced many facets of their operations. We believe that these initiatives are likely to contribute to increased rental of compressor equipment. For that reason, we have created our own compressor-rental fleet to take advantage of the rental market, and intend to expand our fleet by approximately 120 natural gas compressors over the next 12 months through the proceeds of this offering and cash flow.

         The size, type and geographic diversity of our rental fleet enables us to provide our customers with a range of compression units that can serve a wide variety of applications, and to select the correct equipment for the job, rather than the customer trying to fit the job to its own equipment. We base our gas compressor rental rates on several factors, including the cost and size of the equipment, the type and complexity of service desired by the customer, the length of contract, and the inclusion of any other services desired, such as leasing, installation, transportation and daily operation.

CUSTOM FABRICATION

         We also engineer and fabricate natural gas compressors for our customers to meet their unique specifications based on well pressure, production characteristics and the particular applications for which compression is sought. In order to meet the ongoing needs of our customers for whom we custom fabricate, we offer a variety of services, including: (i) engineering, manufacturing and fabrication of the compressors; (ii) installation and testing of compressors; (iii) ongoing performance review to assess the need for a change in compression: and (iv) periodic maintenance and parts replacement. We receive revenue for each service.

MAINTENANCE

         Although natural gas compressors generally do not suffer significant technological obsolescence, they do require routine maintenance and periodic refurbishing to prolong their useful life. Routine maintenance includes alignment and compression checks and other parametric checks indicate a change in the condition of the compressors. In addition, oil and wear-particle analysis is performed on all compressors. Overhauls are done on a condition-based interval or a time-based schedule. Based on our past experience, these maintenance procedures maximize component life and unit availability and minimize downtime.

         As of June 30, 2002, we had written maintenance agreements with third parties relating to 79 compressors. Each written maintenance agreement expires on December 31, 2005. During our year ended December 31, 2001, and the six months ended June 30, 2002, we received revenue of approximately $704,000 (approximately 8% of our total consolidated revenue) and $530,000 (approximately 10% of our total consolidated revenue), respectively, from maintenance agreements.

EXCHANGE AND REBUILD PROGRAM

         We have established an exchange and rebuild program to attempt to help minimize costs and maximize our customers' revenue. This program is designed for operations with rotary screw compressors where downtime and lost revenue are critical.

         Under the program, we work with our customer's maintenance and operating personnel to identify and quantify equipment for exchange. When we receive a compressor for exchange due to a problem with the compressor, we deliver to our customer a replacement compressor at full price. We then rebuild the exchange compressor and credit our customer with an amount based on the value of the compressor we rebuild.

         This program enables our customers to obtain replacement compressors and shorten the time that the customer is unable to realize gas production from one or more wells because of the lack of a compressor.

         During our year ended December 31, 2001, and the six months ended June 30, 2002, we received revenue of approximately $402,000 (approximately 5% of our total consolidated revenue) and approximately $314,000 (approximately 6% of our total consolidated revenue), respectively, from exchanging and rebuilding rotary screw compressors for our customers.

RETROFITTING SERVICE

         We recognize the capital invested by our customers in compressors. We also recognize that producing wells and gas gathering systems change significantly during their operating life. To meet these changing conditions and help our customers maximize their operating income, we offer a retrofitting service by repackaging a customer's compressor with a compressor that meets our customer's changed conditions.

THE FLARE BUSINESS

         The drilling for and production of oil and gas results in certain gaseous hydrocarbon byproducts that generally must be burned off at the source. Although flares and flare systems have been part of the oilfield and petrochemical environment for many years, increasing regulation of emissions has resulted in a significant increase in demand for flare systems of increasingly complex design meeting new environmental regulations. Growth is primarily related, as is the case for most industries connected with oil and gas, to the price of oil and gas and new environmental regulations.

         We design, manufacture, install and service flare stacks and related ignition and control devices for the onshore and offshore burning of gas compounds such as hydrogen sulfide, carbon dioxide, natural gas and liquified petroleum gases. We produce two ignition systems for varied applications: (a) a standing jet-like pipe for minimal fuel consumption, with a patented electronic igniter; and (b) an electronic sparked ignition system. Flare tips are available in carbon steel as well as many grades of stainless steel alloys. The stacks can be free standing, guyed, or trailer mounted. The flare stack and ignition systems use a smokeless design for reduced emissions to meet or exceed government regulated clean air standards. Our product line includes solar-powered flare ignition systems and thermocouple control systems designed to detect the loss of combustion in the product stream and reignite the product stream. These products contain specially-designed combustion tips and utilize pilot flow Venturi tubes to maximize the efficient burning of waste gas with a minimal use of pilot or assist gas, thereby minimizing the impact on the environment of the residual output. Increased emphasis on "clean air" and industry emissions has had a positive effect on the flare industry. Our broad energy industry experience has allowed us to work closely with our customers to seek cost-effective solutions to their flare requirements.

         During the year ended December 31, 2001, and the six months ended June 30, 2002, we sold 54 and 20 flare systems. respectively, to our customers generating approximately $703,000 (approximately 8% of our total consolidated revenue) and $562,000 (approximately 11% of our total consolidated revenue) in revenue, respectively.

MAJOR CUSTOMERS

         During our year ended December 31, 2001, sales to Dominion Exploration & Production, Inc., an affiliate of Dominion Resources, Inc., amounted to approximately 26% and during our year ended December 31, 2000, sales to Energen Resources Corporation amounted to approximately 12% of our consolidated revenue. No other single customer accounted for more than 10% of our revenue in either of those two years.

         During the six months ended June 30, 2002, sales to Dominion Exploration & Production, Inc. amounted to approximately 37% of our consolidated revenue and during the six months ending June 30, 2001, sales to the same customer amounted to approximately 15% of our consolidated revenue. No other single customer accounted for more than 10% of our revenue during these periods.

BACKLOG

         We had a backlog of approximately $692,000 as of June 30, 2002 as compared to approximately $476,000 as of the same date in 2001. Backlog consists of firm customer orders for which a purchase order has been received, satisfactory credit or a financing arrangement exists, and delivery is scheduled. Our backlog at June 30, 2002, includes sales to outside third parties and does not include the backlog that we may receive from the lease or sale of compressors over the next four years to Dominion Exploration.

CONTINUING PRODUCT DEVELOPMENT

         We engage in a continuing effort to improve our compressor and flare operations. Continuing development activities in this regard include new and existing product development testing and analysis, process and equipment development and testing, and product performance improvement. We also focus our activities on reducing overall costs to the customer, which include the initial capital cost for equipment, the monthly leasing cost if applicable, and the operating costs associated with such equipment, including energy consumption, maintenance costs and environmental emissions.

         During our years ended December 31, 2001, and December 31, 2000, we did not spend any material amounts on research and development activities. Rather, product improvements were made as a part of our normal operating activities.

SALES AND MARKETING

         General. We conduct our operations from two locations. These locations, with exception of our executive offices, maintain an inventory for local customer requirements, trained service technicians, and manufacturing capabilities to provide quick delivery and service for our customers. Our sales force also operates out of these locations and focuses on communication with our customers and potential customers through frequent direct contact, technical assistance, print literature, direct mail and referrals. Our sales and marketing is performed by 6 employees.

         Additionally, our personnel coordinate with each other to develop relationships with customers who operate in multiple regions. Our sales personnel maintain intensive contact with our operations personnel in order to promptly respond to and address customer needs. Our overall sales efforts concentrate on demonstrating our commitment to enhancing the customer's cash flow through enhanced product design, fabrication, manufacturing, installation, customer service and support.

         During the years ended December 31, 2001 and 2000, we spent approximately $56,000 and approximately $12,000, respectively, on advertising.

         During the six months ended June 30, 2002 and 2001, we spent approximately $27,000 and approximately $32,000, respectively, on advertising.

         Compression Activity. The compression marketing program emphasizes our ability to design and fabricate natural gas compressors in accordance with the customer's unique specifications and to provide all necessary service for such compressors.

         Flare Systems Activity. The flare systems marketing program emphasizes our ability to design, manufacture, install and service flares with the updated technology.

COMPETITION

         Compression Activity. The natural gas compression business is competitive. We experience competition from companies with greater financial resources. On a regional basis, we experience competition from several smaller companies that compete directly with us. We have a number of competitors in the natural gas compression segment, but we do not have sufficient information to determine our competitive position within that group. We believe that we compete effectively on the basis of price, customer service, including the ability to place personnel in remote locations, flexibility in meeting customer needs and quality and reliability of our compressors and related services.

         Compressor industry participants can achieve significant advantages through increased size and geographic breadth. As the number of rental compressors in our rental fleet increases, the number of sales, support, and maintenance personnel required and the minimum level of inventory does not increase commensurately. As a result of economies of scale, we believe that we, with a growing rental fleet, have relatively lower operating costs and higher margins than smaller companies.

         Flare Systems Activity. The flare business is highly competitive. We have a number of competitors in the flare systems segment, but we do not have sufficient information to determine our competitive position within that group. We believe that we are able to compete by our offering products specifically engineered for the customer's needs.

PROPERTIES

         We maintain our executive offices in Midland, Texas. This facility is owned by us and is used for manufacturing, fabrication, remanufacturing, operations, testing, warehousing and storage, general and administrative functions and training. Prior to September 2000 the facility was leased. The aggregate rental expense was approximately $33,000 in 2000. We purchased the building and land in September 2000 for approximately $329,000 (which includes closing costs) from an unaffiliated party.

         The facility in Midland is an approximately 24,600 square foot building that provides us with sufficient space to manufacture, fabricate and test our equipment on site and has land available to expand the building when needed. Our current facilities in Midland are anticipated to provide us with sufficient space and capacity for at least the next year and thus there are no current plans to open new locations, unless they are acquired as a result of any future acquisitions.

         The facilities in Lewiston, Michigan consist of a total of approximately 15,360 square feet. Approximately 9,360 square feet are used as offices and a repair shop and approximately 6,000 square feet are used for manufacturing and fabrication of compressors and storage.

         We also own an approximate 4,100 square foot building in Midland that is leased at a current rate of $1,000 per month to an unaffiliated party pursuant to a lease that terminates in May 2005. This facility previously contained our executive offices and manufacturing and fabrication operations.

         We believe that our properties are generally well maintained and in good condition.

LIABILITY AND OTHER INSURANCE COVERAGE

         Our equipment and services are provided to customers who are subject to hazards inherent in the oil and gas industry, such as blowouts, explosions, craterings, fires, and oil spills. We maintain liability insurance that we believe is customary in the industry. We also maintain insurance with respect to our facilities. Based on our historical experience, we believe that our insurance coverage is adequate.

GOVERNMENT REGULATION

         We are subject to numerous federal, state and local laws and regulations relating to the storage, handling, emission and discharge of materials to the environment, including the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Clean Air Act and the Resource Conservation and Recovery Act. As a result of our operations, we generate or manage hazardous wastes, such as solvents, thinner, waste paint, waste oil, washdown wastes and sandblast material. We currently spend a negligible amount each year to dispose of the wastes. Although we attempt to identify and address contamination before acquiring properties, and although we attempt to utilize generally accepted operating and disposal practices, hydrocarbons or other wastes may have been disposed of or released on or under properties owned, leased, or operated by us or on or under locations where such wastes have been taken for disposal. These properties and the wastes or remedial sites where they have been released might have to be remediated at our expense.

         We believe that our existing environmental control procedures are adequate and we have no current plans for substantial operating or capital expenditures relating to environmental control requirements. We believe that we are in substantial compliance with environmental laws and regulations and that the phasing in of emission controls and other known regulatory requirements at the rate currently contemplated by such laws and regulations will not have a material adverse affect on our financial condition or operational results. Some risk of environmental liability and other costs are inherent in the nature of our business, however, and there can be no assurance that environmental costs will not rise. Moreover, it is possible that future developments, such as increasingly strict requirements and environmental laws and enforcement policies thereunder, could lead to material costs of environmental compliance by us. While we may be able to pass on the additional cost of complying with such laws to our customers, there can be no assurance that attempts to do so will be successful.

PATENTS, TRADEMARKS AND OTHER INTELLECTUAL PROPERTY

         We believe that the success of our business depends more on the technical competence, creativity and marketing abilities of our employees than on any individual patent, trademark, or copyright. Nevertheless, as part of our ongoing research, development and manufacturing activities, we have a policy of seeking patents when appropriate on inventions concerning new products and product improvements. We currently own two United States patents covering certain flare system technologies, which expire in May 2006 and in January 2010, respectively. We do not own any foreign patents. Although we continue to use the patented technology and consider it useful in certain applications, we do not consider these patents to be material to our business as a whole.

SUPPLIERS AND RAW MATERIALS

         With respect to our flare system and compressor operations, our raw materials used consist of cast and forged iron and steel. Such materials are generally available from a number of suppliers, and accordingly, we are not dependent on any particular supplier for these new materials. We currently do not have long term contracts with our suppliers of raw materials, but believe our sources of raw materials are reliable and adequate for our needs. We have not experienced any significant supply problems in the past.

         Certain of our components of our compressors are obtained primarily from two suppliers. If either one of our current major suppliers should curtail its operations or be unable to meet our needs, we would encounter delays in supplying our customers with compressors until an alternative supplier could be found. We may not be able to find acceptable alternative suppliers.

EMPLOYEES

         As of June 30, 2002, we had 70 employees, of which 12 are employed in administration, 5 in sales and marketing, 39 in technical and manufacturing capacities and 14 in field services. All 70 of our employees at June 30, 2002, were employed on a full-time basis. No employees are represented by labor unions and we believe that our relations with our employees are satisfactory.

LEGAL PROCEEDINGS

         There are no pending or, to our knowledge, threatened claims against us. However, from time to time, we expect to be subject to various legal proceedings, all of which are of an ordinary or routine nature and incidental to our operations. Such proceedings have not in the past, and we do not expect they will in the future have, a material impact on our results of operations or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

         The table below contains information about our executive officers and directors:

         NAME                                    AGE          POSITION
         ----                                    ---          --------
         Wallace O. Sellers(1)(2)                 73          Director, Chairman
         Wayne L. Vinson                          43          Director and President
         Scott W. Sparkman                        40          Director and Secretary
         Charles G. Curtis(1)(2)                  69          Director
         James T. Grigsby(1)(2)                   55          Director
         Alan P. Kurus                            49          Vice President - Sales and Marketing
         Earl R. Wait                             58          Chief Financial Officer and Treasurer

----------

         (1) Member of our audit committee

         (2) Member of our compensation committee

         The Board of Directors has been divided into three classes with directors serving staggered three-year terms expiring at the annual meeting of stockholders in 2002, 2003 and 2004, respectively. At each annual meeting of stockholders, one class of directors is elected for a full term of three years to succeed those directors in the class whose term is expiring. With respect to the existing Board of Directors, the terms of Mr. Curtis and Mr. Sellers will expire in 2005, the terms of Mr. Sparkman and Mr. Grigsby will expire in 2003; and the term of Mr. Vinson in 2004. All officers serve at the discretion of the Board of Directors.

         The following sets forth biographical information for at least the past five years for our directors and executive officers.

         WALLACE O. SELLERS is one of our founders and has served as a director and the Chairman of our Board of Directors since December 17, 1998, and as the Chairman of the Board of Directors of Great Lakes Compression since February 2001. Although Mr. Sellers retired in December 1994, he served as Vice-Chairman of the Board and Chairman of the Executive Committee of Enhance Financial Services, Inc., a financial guaranty reinsurer, from January 1995 to 2001. From November 1986 to December 1991 he was President and Chief Executive Officer of Enhance. Mr. Sellers serves as a director of Danielson Holding Corp., an insurance holding company which is a reporting company under the Securities Exchange Act of 1934. From 1951 to 1986 Mr. Sellers was employed by Merrill Lynch, Pierce, Fenner & Smith Incorporated, an investment banker, in various capacities, including Director of the Municipal and Corporate Bond Division and Director of the Securities Research Division. Immediately prior to his retirement from Merrill Lynch, he served as Senior Vice President and Director of Strategic Development. Mr. Sellers received a BA degree from the University of New Mexico, an MA degree from New York University and attended the Advanced Management Program at Harvard University. Mr. Sellers is a Chartered Financial Analyst.

         WAYNE L. VINSON has served as one of our directors since April 2000, as our President since July 2001, as our Executive Vice President from October 31, 2000 to July 2001, as the President of Rotary (and its predecessor, Hi-Tech) since February 1994, as a director of NGE between 1996 and 1998 and as Executive Vice President of Great Lakes Compression since February 2001. He also served as our Vice President from April 2000 to October 2000. From January 1990 to June 1995, Mr. Vinson served as Vice President and since June 1995 he has served as President of Vinson Operating Company, an oil and gas well operator. Mr. Vinson has more than 22 years of experience in the energy services industry.

         SCOTT W. SPARKMAN has been one of our directors since 1998, has served as Executive Vice-President of NGE since July 2001, has served as a director since December 1998 and as Secretary and Treasurer of NGE since March 1999 and has served as the Secretary of Great Lakes Compression since February 2001. Mr. Sparkman served as the President of NGE from December 1998 to July 2001. From May 1997 to July 1998, Mr. Sparkman served as Project Manager and Comptroller for Business Development Strategies, Inc., a designer of internet websites. Mr. Sparkman pursued personal business interests from May 1996 to May 1997. From February 1991 to May 1996, Mr. Sparkman served as Vice President and Director, later as President and Director, of Diamond S Safety Services, Inc., a seller and servicer of hydrogen sulfide monitoring equipment. Mr. Sparkman filed for personal bankruptcy in 1998 as a result of personal debt created when there was a decline in the need for the oilfield services that were provided by a company that was owned by Mr. Sparkman. He received a BBA degree from Texas A&M University.

         CHARLES G. CURTIS has been one of our directors since April 2001. Since 1992, Mr. Curtis has been the President and Chief Executive Officer of Curtis One, Inc. d/b/a/ Roll Stair, a manufacturer of aluminum and steel mobile stools and mobile ladders. From 1988 to 1992, Mr. Curtis was the President and Chief Executive Officer of Cramer, Inc. a manufacturer of office furniture. Mr. Curtis has a B.S. degree from the United States Naval Academy and a MSAE degree from the University of Southern California.

         JAMES T. GRIGSBY has served as one of our directors since 1999 and as one of the directors of Great Lakes Compression since February 2001. Since 1996, Mr. Grigsby has been a director of and a consultant to Blue River Paint Co., a development stage environmental friendly coatings technology company. From 1996 to 1997, Mr. Grigsby was a consultant to Outlook Window Partnership, a regional wood window manufacturer. From 1989 to 1996, Mr. Grigsby was President and Chief Executive Officer of Seal Right Windows, Inc. and Chief Executive Officer of Oldach Window Corp., manufacturers of wood, wood-clad and vinyl windows and doors. Mr. Grigsby received a BS degree from the University of Michigan and an MBA degree from Stanford University.

         ALAN P. KURUS has served as our Vice President - Sales and Marketing since March 2001 and one of our employees since October 2000. From 1997 to 2000, Mr. Kurus was Vice President - Sales and Marketing of CompAir Americas, a manufacturer of compressors. From 1993 to 1997, Mr. Kurus was the Director of Sales for Le ROI International, a manufacturer of compressors.

         EARL R. WAIT has served as our Chief Financial Officer since May 2000 and our Treasurer since 1998. Mr. Wait was our Chief Accounting Officer from 1998 to May 2000. Mr. Wait has been the Chief Financial Officer and Secretary/Treasurer of Flare King and then Rotary since April 1993, the Assistant Secretary/Treasurer for Hi-Tech since June 1996, the Controller and Assistant Secretary/Treasurer for Hi-Tech from 1994 to 1999, a director of NGE since July 1999 and the Chief Accounting Officer and Treasurer of Great Lakes Compression since February 2001. Mr. Wait is a certified public accountant with an MBA in management and has more than 25 years of experience in the energy industry.

         The following sets forth biographical information for at least the past five years for two of our employees whom we consider to be key employees.

         WALLACE C. SPARKMAN, age 72, is one of our founders and has been the President of NGE since July 2001, a director of NGE since February 1996, the President of Rotary (and its predecessor, Flare King) from April 1993 to April 1997. Mr. Sparkman served as our President from May 2000 to July 2001 and as the President of Great Lakes Compression from February 2001 to July 2001. Mr. Sparkman was Vice President of NGE from February 1996 to November 1999. Since December 1998, Mr. Sparkman has acted as a consultant to our Board of Directors. From 1985 to 1998, Mr. Sparkman acted as a management consultant to various entities and acted as a principal in forming several privately-owned companies. Mr. Sparkman was a co-founder of Sparkman Energy Corporation, a natural gas gathering and transmission company, in 1979 and served as its Chairman of the Board, President and Chief Executive Officer until 1985, when ownership control changed. From 1968 to 1979, Mr. Sparkman held various executive positions and served as a director of Tejas Gas Corporation, a natural gas gathering and transmission company. At the time of his resignation from Tejas Gas Corporation in 1979, Mr. Sparkman was President and Chief Executive Officer. Mr. Sparkman has more than 34 years of experience in the energy service industry.

         RONALD D. BINGHAM, age 58, has served as the President of Great Lakes Compression since 2001. From March 2001 to July 2001, Mr. Bingham was the General Manager of Great Lakes Compression. From January 1989 to March 2001, Mr. Bingham was the District Manager for Waukesha Pearce Industries, Inc., a distributor of Waukesha natural gas engines. Mr. Bingham is a member of the Michigan Oil and Gas Association and received a bachelors degree in Graphic Arts from Sam Houston State University.

         All of the officers and key employees devote substantially all of their working time to our business.

                             EXECUTIVE COMPENSATION

         The following table sets forth information regarding the compensation paid during the years ended December 31, 2001, 2000 and 1999 by us to Wayne L. Vinson and Earl R. Wait, our only executive officers whose combined salary and bonuses exceeded $100,000 during the year ended December 31, 2001, and to Wallace C. Sparkman, who was our chief executive officer until July 25, 2001.


                                                                                                    LONG-TERM
                                                           ANNUAL COMPENSATION                 COMPENSATION AWARDS
                                                           -------------------                 -------------------
                NAME
         PRINCIPAL POSITION               YEAR          SALARY            BONUS           SECURITIES UNDERLYING OPTIONS
         ------------------               ----         ---------         --------         -----------------------------
Wayne L. Vinson                           2001         $ 102,692         $ 25,583                      -0- (1)
     Executive Vice President             2000            74,423           25,604                      -0-
     until 7/25/01                        1999            60,000           47,168                      -0-
     President since 7/25/01

Earl R. Wait                              2001            85,385           23,164                      -0-
     Chief Financial Officer              2000            80,088            7,416                      -0-
                                          1999            60,000           21,616                      -0-

Wallace C. Sparkman                       2001            98,583 (2)          -0-                   21,467 (3)
     President until 7/25/01              2000            60,750 (2)          -0-                      -0-
     President of NGE since               1999            21,770 (2)          -0-                      -0-
     7/25/01

----------

(1) CAV-RDV, Ltd., a Texas limited partnership for the benefit of the children of Wayne L. Vinson, was issued a five year warrant to purchase 15,756 shares of our common stock at $2.50 per share in consideration for CAV-RDV, Ltd. guaranteeing a portion of our debt. The children are eighteen years old or older and Mr. Vinson is not a partner in CAV-RDV, Ltd. and disclaims beneficial ownership of the warrants.

(2) This amount was paid as a management or consulting fee to a corporation in which Mr. Sparkman is the sole shareholder.

(3) Wallace C. Sparkman subsequently transferred his warrants for 21,467 shares to Diamond S. DGT, a trust of which Scott W. Sparkman is the trustee and a beneficiary. Wallace C. Sparkman has represented to us that he has no beneficial interest in Diamond S. DGT.

         We have established a bonus program for our officers. At the end of each of our fiscal years, our Board of Directors reviews our operating history and determines whether or not any bonuses should be paid to our officers. If so, the Board of Directors determines what amount should be allocated to each of two bonus pools. The first bonus pool is payable directly to officers recommended by the Compensation Committee to the Board of Directors based upon the officers' percentages of annual salaries. The second bonus pool is paid to officers based upon an evaluation process whereby the officers evaluate each other. The Board of Directors may discontinue the bonus program at any time.

         No options or warrants were granted by us to Wayne L. Vinson or Earl R. Wait during our fiscal year ended December 31, 2001. The following table provides information with respect to warrants granted during our fiscal year ended December 31, 2001, to Wallace C. Sparkman.

OPTION AND WARRANT GRANTS IN LAST FISCAL YEAR

                                         Percent
                                        of Total
                                       Options and
                       Number of        Warrants
                         Shares        Granted to
                       Underlying       Employees                                Grant      Prospectus
                        Warrants        In Fiscal     Exercise    Expiration     Date          Date
Name                    Granted           Year         Price         Date        Value         Value
----                   ----------      -----------    --------    ----------     ------     ----------
Wallace C. Sparkman        21,467          100%         $2.50      12/31/06      $7,309       $80,730

         We utilize the Black-Scholes option pricing model to calculate the grant date and prospectus date fair value of each individual option grant. Assumed prices of $2.00 per share and $5.75 per share were used for the grant date and prospectus date fair values, respectively. The following additional assumptions were utilized in calculating the values: expected average annual volatility of 17.8%; average annual risk-free interest rate of 5.0%; and expected terms of five years.


AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

                                                                          Fiscal Year End Option Values
                                                                          -----------------------------
                                                                  Number of Securities            Value of Unexercised
                                   Shares                        Underlying Unexercised          In-the-Money Warrants
                                  Acquired         Value       Warrants at Fiscal Year End         at Fiscal Year End
Name                            On Exercise      Received       Exercisable/Unexercisable      Exercisable/Unexercisable
----                            -----------      --------      ---------------------------     -------------------------
Wayne L. Vinson                           0             0                              0/0                           0/0

Earl R. Wait                              0             0                              0/0                           0/0

Wallace C. Sparkman                       0             0                         21,467/0                     $69,767/0

         The fiscal year end option value is based on an assumed initial public offering price of $5.75 per share of common stock less the exercise price of the warrant.

COMPENSATION OF DIRECTORS

         Our directors who are not employees are paid $1,000 per quarter and at December 31 of each year will be issued a five year option to purchase 2,500 shares of our common stock at the then market value. We also reimburse our directors for accountable expenses incurred on our behalf.

EMPLOYMENT AGREEMENTS

         We have entered into an employment agreement with Wayne L. Vinson that was in effect until December 31, 2001, and now continues indefinitely unless terminated on 90 days written notice by either Mr.

Vinson or us. We have agreed to pay Mr. Vinson an annual minimum compensation of $120,000 and an annual bonus to be determined at the discretion of the directors.

         We have entered into an employment agreement with Earl R. Wait that is in effect until September 30, 2002. We have agreed to pay Mr. Wait an annual minimum compensation of $90,000 and an annual bonus to be determined at the discretion of the directors.

1998 STOCK OPTION PLAN

         We have adopted the 1998 Stock Option Plan which provides for the issuance of options to purchase up to 150,000 shares of our common stock. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility and to provide additional incentive to employees and consultants and to promote the success of our business. The plan is administered by the Board of Directors or a compensation committee consisting of two or more non-employee directors, if appointed. At its discretion, the administrator of the plan may determine the persons to whom options may be granted and the terms upon which such options will be granted. In addition, the administrator of the plan may interpret the plan and may adopt, amend and rescind rules and regulations for its administration. Options to purchase 12,000 shares of our common stock at an exercise price of $2.00 per share and options to purchase 42,000 shares of our common stock at an exercise price of $3.25 per share have been granted under the plan and are outstanding.

LIMITATIONS ON DIRECTORS' AND OFFICERS' LIABILITY

         Our Articles of Incorporation provide our officers and directors with certain limitations on liability to us or any of our shareholders for damages for breach of fiduciary duty as a director or officer involving certain acts or omissions of any such director or officer.

         This limitation on liability may have the effect of reducing the likelihood of derivative litigation against directors and officers and may discourage or deter shareholders or management from bringing a lawsuit against directors and officers for breach of their duty of care even though such an action, if successful, might otherwise have benefited us and our shareholders.

         Our Articles of Incorporation and bylaws provide certain indemnification privileges to our directors, employees, agents and officers against liabilities incurred in legal proceedings. Also, our directors, employees, agents or officers who are successful, on the merits or otherwise, in defense of any proceeding to which he or she was a party, are entitled to receive indemnification against expenses, including attorneys' fees, incurred in connection with the proceeding.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         We are not aware of any pending litigation or proceeding involving any of our directors, officers, employees or agents as to which indemnification is being or may be sought, and we are not aware of any other pending or threatened litigation that may result in claims for indemnification by any of our directors, officers, employees or agents.

                             PRINCIPAL SHAREHOLDERS

         The following table sets forth, as of the date hereof, the beneficial ownership of our common stock: (i) by each of our directors and executive officers and by Wallace C. Sparkman; (ii) by all of our executive officers and directors as a group; and (iii) by all persons known by us to beneficially own more than five percent of our common stock.

                                                            SHARES OF                  PERCENT BENEFICIALLY OWNED
                                                           COMMON STOCK          ----------------------------------------
NAME AND ADDRESS                                        BENEFICIALLY OWNED       BEFORE OFFERING           AFTER OFFERING
----------------                                        ------------------       ---------------           --------------
Wallace O. and Naudain Sellers                                     685,659(1)               20.2%                    14.0%
P.O. Box 106, 6539 Upper York Road
Solebury, PA  18963-0106

Wayne L. Vinson                                                          0(2)                0.0%                     0.0%
4404 Lennox Drive
Midland, TX  79707

Scott W. Sparkman                                                  516,467(3)               15.3%                    10.6%
1604 Ventura Avenue
Midland, TX  79705

Charles G. Curtis                                                   58,000(4)                1.7%                     1.2%
1 Penrose Lane
Colorado Springs, CO  80906

James T. Grigsby                                                    60,000                   1.8%                     1.2%
3345 Grimsby Lane
Lincoln, NE  68502

Alan P. Kurus                                                       31,704(5)                1.0%                     0.6%
2000 Centerview
Midland, TX  79706

Earl R. Wait                                                        60,000(6)                1.8%                     1.2%
109 Seco
Portland, TX  78374

Wallace C. Sparkman                                                165,691(7)                4.9%                     3.4%
4906 Oakwood Court
Midland, TX  79707

All directors and executive officers as a group                  1,411,830                  40.3%                    28.2%
(seven persons)

CAV-RDV, Ltd.                                                      491,324(2)               14.6%                    10.1%
1541 Shannon Drive
Lewisville, TX  75077

RWG Investments LLC                                                394,000(8)               11.3%                     7.9%
5980 Wildwood Drive
Rapid City, SD  57902

Richard L. Yadon                                                   294,183(9)                8.7%                     6.0%
P.O. Box 8715
Midland, TX  79708-8715

----------

(1) Includes 300,000 shares of common stock owned by the Wallace Sellers, July 11, 2002 GRAT, warrants to purchase 21,936 shares of common stock and 9,032 shares of common stock at $ 2.50 per share and at $3.25 per share, respectively, owned by Wallace Sellers, 54,691 shares of common stock owned by Naudain Sellers, and 300,000 shares of common stock owned by the Naudain Sellers, July 11, 2002 GRAT. Wallace and Naudain Sellers are husband and wife. Wallace Sellers is the trustee of his wife's trust and his wife is the trustee of his trust. The beneficiaries of the trusts are two trusts. The beneficiaries of one trust are Naudain Sellers and their three children and the beneficiaries of the other trust are their three children.

(2) CAV-RDV, Ltd., a Texas limited partnership for the benefit of the children of Wayne L. Vinson, owns 470,250 shares of common stock and warrants to purchase 15,756 shares of common stock at $2.50 per share and 2,122 shares of common stock at $3.25 per share, respectively. Both children are 18 years old or older and Mr. Vinson is not a partner in CAV-RDV, Ltd. Mr. Vinson disclaims beneficial ownership of any of the shares of common stock.

(3) Includes 20,000 shares of common stock owned by Scott W. Sparkman and 475,000 shares of common stock and warrants to purchase 21,467 shares of common stock at $2.50 per share owned by Diamond S DGT, a trust for which Mr. Sparkman is a co-trustee and co-beneficiary with his sister.

(4) Represents warrants to purchase 40,000 shares of common stock at $3.25 per share and 18,000 shares of common stock which may be obtained upon conversion of shares of our 10% Convertible Series A Preferred Stock.

(5) Represents warrants to purchase 31,704 shares of common stock at $3.25 per share owned by Mr. Kurus' individual retirement account but does not include options to purchase 9,000 shares of common stock at $3.25 per share that do not begin to vest until April 2003.

(6) Does not include options to purchase 15,000 shares of common stock at $3.25 per share that do not begin to vest until April 2003.

(7) Includes 105,691 shares owned by Diamente Investments, LLP, a Texas limited partnership of which Mr. Sparkman is a general and limited partner.

(8) Includes an option to purchase 100,000 shares of common stock at $2.00 per share, warrants to purchase 32,000 shares of common stock at $3.25 per share and 12,000 shares of common stock which may be obtained upon conversion of shares of our 10% Convertible Series A Preferred Stock. RWG Investments LLC is a limited liability company the beneficial owner of which is Roland W. Gentner, 5980 Wildwood Drive, Rapid City, South Dakota 57902.

(9) Includes warrants to purchase 14,683 shares of common stock at $2.50 per share.

                              CERTAIN TRANSACTIONS

         In March 2001, we issued warrants that will expire on December 31, 2006, to purchase shares of our common stock at $2.50 per share to the following persons for guaranteeing the amount of our debt indicated:

                                                  NUMBER OF SHARES                 AMOUNT OF
     NAME                                        UNDERLYING WARRANTS            DEBT GUARANTEED
     ----                                        -------------------            ---------------
     Wallace O. Sellers                                21,936                     $548,399
     Wallace C. Sparkman(1)                            21,467                      536,671
     CAV-RDV, Ltd.(2)                                  15,756                      393,902
     Richard L. Yadon                                   9,365                      234,121

----------

(1) Wallace C. Sparkman subsequently transferred his warrants for 21,467 shares to Diamond S DGT, a trust of which Scott W. Sparkman is the trustee and a beneficiary. Wallace C. Sparkman has represented to us that he has no beneficial interest in Diamond S DGT.

(2) CAV-RDV, Ltd., is a Texas limited partnership for the benefit of the children of Wayne L. Vinson. Both children are eighteen years old or older and Mr. Vinson is not a partner in CAV-RDV, Ltd. Mr. Vinson disclaims beneficial ownership of the warrants.

         In April 2002, we issued five year warrants to purchase shares of our common stock at $3.25 per share to the following persons for guaranteeing our restructured bank debt indicated:

                                                  NUMBER OF SHARES            AMOUNT OF ADDITIONAL
     NAME                                        UNDERLYING WARRANTS            DEBT GUARANTEED
     ----                                        -------------------          --------------------

     Wallace O. Sellers                                 9,032                     $  451,601
     CAV-RDV, Ltd.(1)                                   2,122                        106,098
     Richard L. Yadon                                   5,318                        265,879

----------

(1) CAV-RDV, Ltd., is a Texas limited partnership for the benefit of the children of Wayne L. Vinson. Both children are eighteen years old or older and Mr. Vinson is not a partner in CAV-RDV, Ltd. Mr. Vinson disclaims beneficial ownership of the warrants.


         Wayne L. Vinson, Earl R. Wait and Wallace C. Sparkman have also guaranteed approximately $197,000, $84,000 and $92,000, respectively, of additional debt for us without consideration. This debt was incurred when we acquired vehicles, equipment and software. The following schedule provides information as to the remaining debt balances as of June 30, 2002:


                                         BALANCE AT                INTEREST             MATURITY
         GUARANTOR                      JUNE 30, 2002                  RATE                 DATE
         ---------                      -------------              --------          -----------
         Earl Wait                      $      22,983                  1.90%           3/26/2004
         Earl Wait                             50,153                 10.50%          10/10/2005
         Wallace Sparkman                      84,405                    10%          10/15/2010
         Wayne Vinson                           5,248                  9.50%          12/15/2002
         Wayne Vinson                           5,879           Prime + 1.0%           7/15/2003
         Wayne Vinson                           20,636                 1.90%           4/22/2004
         Wayne Vinson                           10,563                 7.50%           6/21/2004

         In October, 1999, RWG Investments, LLC was granted a five year option to purchase 100,000 shares of our common stock at $2.00 per share in consideration of one of its members serving as an advisor to us.

         Hunter Wise Financial Group LLC served as our investment banker and advisor in connection with our acquisition of the compression related assets of Dominion Michigan for which we paid Hunter Wise a total fee of $440,000. James
T. Grigsby, one of our directors, has a 1% interest in Hunter Wise.

         Charles G. Curtis, one of our directors, Alan P. Kurus, one of our officers, and RWG Investments, LLC, a beneficial owner of more than 5% of our outstanding stock, purchased our notes and five year warrants to purchase common stock in a private offering that commenced in October 2000 and concluded in May 2001. Mr. Curtis purchased $100,000 of the notes and warrants, Mr. Kurus purchased approximately $79,000 of the notes and warrants and RWG Investments, LLC purchased $80,000 of the notes and warrants. The notes and warrants purchased by Mr. Curtis, Mr. Kurus and RWG Investments, LLC were on the same terms and conditions as sales to non-affiliated purchasers in the private offering.

         Charles G. Curtis, one of our directors, and RWG Investments, LLC, a beneficial owner of more than 5% of our outstanding stock, purchased 18,000 shares and 12,000 shares, respectively, or $58,500 and $39,000, respectively, of our 10% Convertible Series A Preferred Stock in a private offering that commenced in July 2001. The shares purchased by Mr. Curtis and RWG Investments, LLC were on the same terms and conditions as sales to non-affiliated purchasers in the private offering.

                            DESCRIPTION OF SECURITIES

THE FOLLOWING IS A SUMMARY DESCRIPTION OF ALL OF THE MATERIAL TERMS OF THE SECURITIES SPECIFIED.

COMMON STOCK

         We are authorized to issue up to 30,000,000 shares of our common stock, $.01 par value. There are 3,357,632 shares of our common stock issued and outstanding as of the date of this prospectus. All shares of our common stock have equal voting rights and, when validly issued and outstanding, have one vote per share in all matters to be voted upon by shareholders. The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not allowed, which means that the holders of a majority of the outstanding shares represented at any meeting at which a quorum is present will be able to elect all of the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors. On liquidation, each common shareholder is entitled to receive a pro rata share of the assets available for distribution to holders of common stock.

         We have no stock option plan or similar plan which may result in the issuance of stock options, stock purchase warrants, or stock bonuses other than our 1998 Stock Option Plan pursuant to which an aggregate of 150,000 shares of common stock have been reserved for issuance. Options to purchase 12,000 shares of common stock with an average exercise price of $2.00 per share and options to purchase 42,000 shares of our common stock at an exercise price of $3.25 per share have been granted and are outstanding under the 1998 Stock Option Plan.

WARRANTS

         Each warrant will entitle the holder to purchase one share of common stock at an exercise price of $6.25 for a period of four years from the date hereof subject to our redemption rights described below. The warrants will be issued pursuant to the terms of a warrant agreement between us and the warrant agent, Computershare Investor Services, Inc. We have authorized and reserved for issuance the shares of common stock issuable on exercise of the warrants. The warrants are exercisable to purchase a total of 1,500,000 shares of our common stock unless the underwriters' over-allotment option relating to the warrants is exercised, in which case the warrants are exercisable to purchase a total of 1,725,000 shares of common stock.

         The warrant exercise price and the number of shares of common stock purchasable upon exercise of the warrants are subject to adjustment in the event of, among other events, a stock dividend on, or a subdivision, recapitalization or reorganization of, the common stock, or the merger or consolidation of us with or into another corporation or business entity.

         Commencing one year from the date of this prospectus and until the expiration of the warrants, we may redeem all outstanding warrants, in whole but not in part, upon not less than 30 days' notice, at a price of $0.25 per warrant, provided that the closing price of our common stock equals or exceeds 175% of the warrant exercise price ($6.25 per share) for 20 consecutive trading days. The redemption notice must be provided not more than five business days after conclusion of the 20 consecutive trading days in which the closing price of the common stock equals or exceeds 175% of the warrant exercise price per share. In the event we exercise our right to redeem the warrants, the warrants will be exercisable until the close of business on the date fixed for redemption in such notice. If any warrant called for redemption is not exercised by such time, it will cease to be exercisable and the holder thereof will be entitled only to the redemption price.

         We must have on file a current registration statement with the SEC pertaining to the common stock underlying the warrants in order for a holder to exercise the warrants or in order for the warrants to be redeemed by us. The shares of common stock underlying the warrants must also be registered or qualified for sale under the securities laws of the states in which the warrant holders reside. We intend to use our best efforts to keep the registration statement current, but there can be no assurance that such registration statement (or any other registration statement filed by us covering shares of common stock underlying the warrants) can be kept current. In the event the registration statement covering the underlying common stock is not kept current, or if the common stock underlying the warrants is not registered or qualified for sale in the state in which a warrant holder resides, the warrants may be deprived of any value.

         We are not required to issue any fractional shares of common stock upon the exercise of warrants or upon the occurrence of adjustments pursuant to anti-dilution provisions. We will pay to holders of fractional shares an amount equal to the cash value of such fractional shares based upon the then-current market price of a share of common stock.

         The warrants may be exercised upon surrender of the certificate representing such warrants on or prior to the expiration date (or earlier redemption date) of such warrants at the offices of the warrant agent with the form of "Election to Purchase" on the reverse side of the warrant certificate completed and executed as indicated, accompanied by payment of the full exercise price by check payable to the order of us for the number of warrants being exercised. Shares of common stock issued upon exercise of warrants for which payment has been received in accordance with the terms of the warrants will be fully paid and nonassessable.

         The warrants do not confer on the warrantholder any voting or other rights of our shareholders. Upon notice to the warrantholders, we have the right to reduce the exercise price or extend the expiration date of the warrants. Although this right is intended to benefit warrantholders, to the extent we exercise this right when the warrants would otherwise be exercisable at a price higher than the prevailing market price of the common stock, the likelihood of exercise, and the resultant increase in the number of shares outstanding, may impede or make more costly a change in our control.

PREFERRED STOCK

         We are authorized to issue up to a total of 5,000,000 shares of preferred stock, $.01 par value. The shares of preferred stock may be issued in one or more series from time to time with such designations, rights, preferences and limitations as our Board of Directors may determine without the approval of our shareholders. The rights, preferences and limitations of separate series of preferred stock may differ with respect to such matters as may be determined by our Board of Directors, including without limitation, the rate of dividends, method or nature or prepayment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions, conversion rights and voting rights. The ability of our Board of Directors to issue preferred stock could also be used by it as a means for resisting a change in our control and can therefore be considered an "anti-takeover" device. We currently have no plans to issue any additional shares of preferred stock.

         We designated 1,177,000, shares of our preferred stock as 10% Convertible Series A Preferred Stock. In 2001 and 2002, 381,654 of these shares were sold in a private offering. At our next Annual Meeting of Shareholders, we plan to reduce the number of designated shares of Preferred Stock to the number of shares of Preferred Stock actually sold in the offering and underlying the warrants that were issued to the placement agent. The Preferred Stock has a cumulative annual dividend rate of 10% in cash. The annual dividend rate is payable 30 days after the end of each quarter beginning with the quarter ending September 30, 2001, when and if declared by our Board of Directors. Each share of Preferred Stock will be entitled to one vote per share with the holders of our outstanding common stock on any matter voted on at a meeting of our shareholders and to vote as a class on any matter required to be voted on by classes under Colorado law. The Preferred Stock initially is convertible into common stock on a one for one basis. The Conversion Price will be adjusted if at any time we complete an offering of our common stock at a price equivalent to less than 150% of the then Conversion Price of the Preferred Stock. The Conversion Price will also be adjusted if any investment is made in us at a price equivalent to less than the then Conversion Price of the Preferred Stock. The Conversion Price may also be adjusted for stock splits, stock dividends, certain reorganizations and certain reclassifications. The Preferred Stock will automatically convert into our common stock at any time after six months from the date hereof, if our common stock trades for 20 consecutive trading days after the six-month period at a price equivalent to 200% of the then Conversion Price (initially 200% is $6.50 per share).

         The Preferred Stock has a per share liquidation preference of $3.25 plus accrued and unpaid dividends over our common stock.

SERIES A 10% SUBORDINATED NOTES DUE DECEMBER 31, 2006 AND OUTSTANDING OPTIONS AND WARRANTS

         At the present time, we have outstanding $1,539,260 of Series A 10% Subordinated Notes due December 31, 2006. NGE, one of our subsidiaries, is the primary obligor on the notes and we are the guarantor. Interest only on the notes is payable annually on December 31. In addition, in conjunction with the issuance of the notes, we issued five year warrants to purchase 677,274 shares of common stock at $3.25 per share. In addition to those warrants, we have outstanding options to purchase 112,000 shares of our common stock at $2.00 per share, outstanding options to purchase 42,000 shares of our common stock at $3.25 per share, outstanding warrants to purchase 68,524 shares of our common stock at $2.50 per share and outstanding warrants to purchase 16,472 shares of our common stock at $3.25 per share.

ANTI-TAKEOVER PROVISIONS

         Provisions of our Articles of Incorporation and bylaws could discourage acquisition bids and cause our common stock and warrants to trade at discounts to where they otherwise would trade.

         Our articles of incorporation and bylaws contain provisions that may discourage acquisition bids and may limit the price investors are willing to pay for our common stock and warrants. Our Articles of Incorporation and bylaws provide that:

         o directors will be elected for three-year terms, with approximately one-third of the board of directors standing for election each year;

         o the unanimous vote of the board of directors or the affirmative vote of the holders of not less than 80% of the votes entitled to be cast by the holders of all shares entitled to vote in the election of directors is required to change the size of the board of directors; and

         o directors may only be removed for cause by holders of not less than 80% of the votes entitled to be cast on the matter.

         Our board of directors has the authority to issue up to five million shares of preferred stock. The board of directors can fix the terms of the preferred stock without any action on the part of our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction or could be used to put in place a poison pill. This may adversely affect the market price and interfere with the voting and other rights of our common stock.

TRANSFER AGENT, WARRANT AGENT AND REGISTRAR

         We have retained Computershare Investor Services, Inc., 350 Indiana Street, Suite 800, Golden, Colorado 80401, to serve as the transfer agent and registrar for our common stock and as the warrant agent for the warrants.

                         SHARES ELIGIBLE FOR FUTURE SALE

         On completion of this offering, we will have 4,857,632 shares of common stock outstanding. If the underwriters' over-allotment option is exercised in full, 5,082,632 shares of common stock will be outstanding. All of the shares of common stock sold in this offering and any shares sold by us upon exercise of the underwriters' over-allotment option will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by our "affiliates," as the term is defined in Rule 144, generally only may be sold in compliance with the limitations of Rule 144 described below.

         Of the 4,857,632 shares of common stock outstanding after this offering, 3,267,691 shares will be freely tradable without restriction in the public market, and 1,739,941 shares may be sold publicly only if registered under the 1933 Act or sold in accordance with an exemption from the registration requirements of the 1933 Act, such as Rule 144.

         As of the date of this prospectus we had 36 holders of our common stock. Prior to this offering, there has been no public market for our common stock. We are unable to estimate the number of shares that may be sold in the future by our existing shareholders or the effect, if any, that sales of shares by such shareholders, or the availability of the shares for sale, will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices.

         For purposes of Rule 144, an "affiliate" of us is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, us. In general, under Rule 144, a shareholder including an "affiliate," who has beneficially owned our shares for at least one year is entitled to sell, within any three-month period, a number of "restricted" shares that does not exceed the greater of:

         o one percent of the then outstanding shares of our common stock, or approximately 48,576 shares expected to be outstanding immediately after this offering; or

         o the average weekly trading volume in our common stock during the four calendar weeks preceding the filing of the notice reporting the sale.

         Sales under Rule 144 are subject to manner of sale limitations, notice requirements and the availability of current public information about us. Rule 144(k) provides that a person who is not deemed our "affiliate" and who has beneficially owned our shares for at least two years is entitled to sell such shares at any time under Rule 144 without regard to the limitations described above. We estimate that approximately 1,617,691 outstanding shares of common stock fall in this category.

         As of the date of this prospectus, there were options and warrants outstanding to purchase 916,270 shares of our common stock with a weighted average exercise price of $3.04 and 381,654 shares of 10% Convertible Series A Preferred Stock outstanding that are convertible into 381,654 shares of our common stock. Each holder of our 10% Convertible Series A Preferred Stock has agreed to not sell any of the 10% Convertible Series A Preferred Stock or the common stock into which it is convertible for a period of 180 days after the closing date of this offering without the prior written consent of the representative of the underwriters.

         There are 150,000 shares that have been authorized to be issued pursuant to our 1998 Stock Option Plan. Following this offering, we may file a registration statement on Form S-8 covering the 150,000 shares of common stock issuable under our 1998 Stock Option Plan, thus permitting the resale of these shares in the public market without restriction under the Securities Act other than restrictions applicable to affiliates.

         Our executive officers, directors, holders of five percent or more of our common stock and three other persons have agreed, pursuant to lock-up agreements relating to the transfer of shares of our common stock, that they will not sell, transfer, hypothecate or convey any of our 2,710,132 shares of common stock that they now own or shares of our common stock underlying derivative securities they own by registration or otherwise, for a period of 12 months from the date of this prospectus without the prior written consent of the representative of the underwriters. The representative of the underwriters has informed us that it has no current intentions of releasing any shares subject to the aforementioned lock-up agreements. Any determination by the representative of the underwriters to release any shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including the market price and trading volumes of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold, and the timing, purpose and terms of the proposed sale. There are no exceptions to the lock-up agreements except that individuals subject to the lock-up agreements may dispose of shares as bona fide gifts to persons who also enter into lock-up agreements that terminate 12 months after the date of this prospectus.

                                  UNDERWRITING

         Subject to the terms and conditions of the underwriting agreement, the underwriters named below, for which Neidiger, Tucker, Bruner, Inc. is acting as the underwriters' representative, have agreed to purchase from us the number of shares and warrants set forth opposite their names, and will purchase the shares and warrants at the price to public less the underwriting discount set forth on the cover page of this prospectus:

           UNDERWRITER                                     NUMBER OF SHARES              NUMBER OF WARRANTS
           -----------                                     ----------------              ------------------
           Neidiger, Tucker, Bruner, Inc.                        850,000                        850,000
           Investors Capital Corporation                         300,000                        300,000
           Kashner Davidson Securities Corporation               200,000                        200,000
           Berry-Shino Securities, Inc.                           50,000                         50,000
           Sterling Financial Investment Group                    50,000                         50,000
           WestPark Capital, Inc.                                 50,000                         50,000
                                                              ----------                     ----------
           Total                                               1,500,000                      1,500,000
                                                              ==========                     ==========

         The underwriting agreement provides that the underwriters' obligations are subject to conditions precedent and that the underwriters are committed to purchase all shares and warrants offered hereby (other than those covered by the over-allotment option described below) if the underwriters purchase any shares and warrants.

         The representative has advised us that the underwriters propose to offer the shares and warrants offered hereby directly to the public at the price to public set forth on the cover page of this prospectus, and that they may allow to certain dealers that are members of the National Association of Securities Dealers, Inc., concessions not in excess of $0.25 per share and $0.0125 per warrant. After the initial public distribution, the prices of the shares of common stock and warrants may change as a result of market conditions. No change in the terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The representative has further advised us that the underwriters do not intend to confirm sales to any accounts over which any of them exercise discretionary authority.

         We have agreed to pay the representative a nonaccountable expense allowance of two percent of the aggregate public offering price of the shares and warrants offered, including the price of shares of common stock and warrants sold on exercise of the over-allotment option. We have paid $40,000 of the nonaccountable expense allowance to the representative. We have also agreed to pay all expenses in connection with qualifying the shares and warrants offered hereby for sale under the laws of such states as the representative may designate.

         We have granted the underwriters options, exercisable for 60 days after the date of this prospectus, to purchase up to 225,000 additional shares of common stock and to purchase up to 225,000 additional warrants at the same prices as the initial shares of common stock and warrants offered. The underwriters may purchase the shares of common stock and warrants solely to cover over-allotments, if any, in connection with the sale of shares of shares and warrants offered hereby. If the over-allotment options are exercised in full, the total public offering price, underwriting discounts and gross proceeds to us will be $9,056,250, $815,063 and $8,241,187, respectively. The expenses of this offering are estimated to be $520,000.

         Our underwriters may engage in over-allotments, stabilizing transactions, syndicate short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Stabilizing transactions permit bids to purchase our securities so long as the stabilizing bids do not exceed a specified maximum. Penalty bids permit our underwriters to reclaim a selling concession from a syndicate member when our securities originally sold by such selling group member are repurchased in the open market by the underwriters.

         Over-allotments, or short sales, consist of sales by underwriters of a greater number of securities than they are required to purchase in an offering. In connection with this offering, our underwriters may make over-allotments, or short sales, of the shares of common stock and warrants and may engage in syndicate short covering transactions, consisting of purchases of common stock and warrants on the open market, to cover positions created by short sales.

         "Covered" short sales are sales made in an amount not greater than any over-allotment options for the underwriters to purchase additional securities in an offering. Underwriters may close out any covered short position by either exercising an over-allotment option or purchasing securities in the open market. In determining the source of securities to close out a covered short position in an offering, underwriters will consider, among other things, the price of the securities available for purchase in the open market as compared to the price at which they may purchase the securities through an over-allotment option.

         "Naked" short sales are short sales of securities in excess of over-allotment options. Underwriters must close out any naked short positions by engaging in syndicate short covering transactions, purchasing securities in the open market. Underwriters are more likely to create naked short positions if they are concerned that, after pricing, there may be downward pressure on the open market price of the securities, thus adversely affecting investors who purchased in the offering.

         Similar to other purchase transactions, syndicate short covering transactions, in which underwriters purchase securities in the open market to cover short sales, may have the effect of raising or maintaining the market price of securities or preventing or retarding a decline in the market price of securities.

         In this offering, any syndicate short covering transactions, stabilizing transactions and penalty bids in which the underwriters engage may cause the price of the common stock and warrants to be higher than they would otherwise be in the absence of such transactions. These transactions may be effected on the American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

         Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the common stock or warrants. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

         Our officers, directors and beneficial holders of 5% or more of our outstanding shares of common stock have agreed, pursuant to lock-up agreements relating to the transfer of shares of our common stock, that they will not sell, transfer, hypothecate or convey any of our shares of common stock by registration or otherwise for a period of 12 months from the date of this prospectus without the prior written consent of the representative of the underwriters.

         We will sell to the representative on completion of the offering, for a total purchase price of $100, representative's options entitling the representative or its assigns to purchase 150,000 shares of common stock and 150,000 warrants. The representative's options will be exercisable commencing one year from the date of this prospectus and will expire five years from the date of this prospectus. The representative's options will contain certain anti-dilution provisions and provide for the cashless exercise of the representative's options utilizing our securities. The exercise price of the representative's options to purchase common stock and warrants is 125% of the public offering price or $6.25 and $0.3125, respectively. The representative's warrants are exercisable at $7.8125 per share.

         We will set aside and at all times have available a sufficient number of shares of common stock and warrants to be issued upon exercise of the representative's options and warrants. The representative's options and warrants and underlying securities will be restricted from sale, transfer, assignment or hypothecation for a period of one year after the date of this prospectus, except to officers of the representative, co-underwriters, selling group members and their officers or partners. Thereafter, the representative's options and warrants and underlying securities will be transferable provided such transfer is in accordance with the provisions of the Securities Act. Subject to certain limitations and exclusions, we have agreed, at the request of the representative, to register for sale the common stock and warrants issuable upon exercise of the representative's options and the underlying shares of common stock issuable upon exercise of the warrants included in the representative's options.

         For a period of three years after the date hereof, the representative has the right to designate an advisor to our board of directors. Such advisor will be reimbursed for his or her expenses for attending meetings of our board of directors and will receive compensation excluding any grants of options, equal to that received by the highest compensated outside director but will have no voting rights.

         At the closing of the offering, we will enter into a consulting agreement retaining the representative as a financial consultant at $3,000 per month for a 24 month period.

         In the third and fourth quarters of 2001 and first quarter of 2002, we sold 381,654 shares of our 10% Convertible Series A Preferred Stock at $3.25 per share for gross proceeds of approximately $1,240,000. We paid the representative a commission of approximately $124,000 and a nonaccountable expense allowance of approximately $37,000 and issued the representative warrants to purchase 38,165 shares of our 10% Convertible Series A Preferred Stock at $3.25 per share. Effective upon the successful closing of this offering, the representative and other holders of these warrants will relinquish their rights to the warrants to purchase 38,165 shares of our 10% Convertible Series A Preferred Stock in exchange for a cash payment of approximately $43,000.

         Prior to this offering, there has not been a public market for our securities. The public offering prices of the common stock and warrants have been determined by arm's-length negotiation between us and the representative. There is no direct relation between the offering prices and our assets, book value or net worth. Among the factors considered by us and the representative in pricing the common stock and warrants were the results of operations, the current financial condition and our future prospects, the experience of management, the amount of ownership to be retained by present stockholders, the general condition of the economy and the securities markets and the demand for securities of companies considered comparable to us.

         In connection with this offering, we and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933 and if such indemnification is unavailable or insufficient, we and the underwriters have agreed to damage contribution arrangements based upon relative benefits received from this offering and relative fault resulting in such damage.


                                  LEGAL MATTERS

         Dorsey & Whitney LLP, will pass upon the validity of the common stock and warrants offered in this prospectus. Jones & Keller, P.C, will pass upon certain legal matters for Neidiger, Tucker, Bruner, Inc., the representative of the underwriters.

                                     EXPERTS

         Our consolidated balance sheet as of December 31, 2001 and the consolidated statements of income and shareholders' equity and cash flows for the two years ended December 31, 2000 and 2001 and the statement of revenue and direct expenses of assets acquired by Great Lakes Compression, Inc. for the year ended December 31, 2000, included in this prospectus have been included herein in reliance on the report of HEIN + ASSOCIATES LLP , independent certified public accountants, given on the authority of that firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

         We have filed a registration statement on Form SB-2 under the Securities Act with the SEC in connection with this offering. This prospectus is part of the registration statement and does not contain all of the information contained in the registration statement or any of the exhibits filed with the registration statement. For further information about us, please see the registration statement and the exhibits filed with the registration statement. Summaries in this prospectus of the contents of any agreement or other document filed as an exhibit to this registration statement are not necessarily complete. In each instance, please refer to the copy of the agreement or other document filed as an exhibit to the registration statement.

         After we complete this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read any document we file with the SEC, including the registration statement and the exhibits filed with the registration statement, without charge, at the SEC public reference room at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549.


         You may copy all or any part of our SEC filings from these offices upon payment of the fees charged by the SEC. You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

         Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are available from the SEC's website at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

                NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES



                          INDEPENDENT AUDITOR'S REPORT




The Board of Directors
Natural Gas Services Group, Inc.

We have audited the accompanying consolidated balance sheet of Natural Gas Services Group, Inc. and subsidiaries (the "Company") as of December 31, 2001, and the related consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.




HEIN + ASSOCIATES LLP

Dallas, Texas
March 14, 2002

                NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS


                                     ASSETS

                                                                                  JUNE 30, 2002  DECEMBER 31, 2001
                                                                                  -------------  -----------------
                                                                                   (Unaudited)
CURRENT ASSETS:
   Cash and cash equivalents                                                       $   342,397     $   506,669
   Trade accounts receivable, no allowance for doubtful accounts considered
     necessary                                                                       1,146,478         985,709
   Lease receivable, net of unearned interest of $33,498 and $36,620                    90,069          84,916
   Inventory                                                                         1,863,398       1,615,407
   Prepaid expenses and other                                                           92,728          55,000
                                                                                   -----------     -----------
                  Total current assets                                               3,535,070       3,247,701

PROPERTY AND EQUIPMENT, NET                                                         14,214,544      12,442,368
GOODWILL, net of accumulated amortization of $325,192                                2,589,655       2,589,655
PATENTS, net of accumulated amortization of $96,196 and $82,454                        155,168         168,910
LEASE RECEIVABLE, net of unearned interest of $15,904 and $32,592                      164,397         210,504
INVESTMENT IN JOINT VENTURE                                                            202,920         118,669
DEFERRED OFFERING COSTS                                                                152,326              --
OTHER ASSETS                                                                            55,765          32,006
                                                                                   -----------     -----------
                  Total assets                                                     $21,069,845     $18,809,813
                                                                                   ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion of long-term debt and capital lease                             $ 9,042,405     $   916,291
   Accounts payable and accrued liabilities                                          1,225,728         949,308
   Deferred income                                                                     632,439         183,374
                                                                                   -----------     -----------
                  Total current liabilities                                         10,900,572       2,048,973

LONG-TERM DEBT, less current portion                                                 1,833,060       9,048,028
CAPITAL LEASE, less current portion                                                     37,924          44,807
SUBORDINATED NOTES, net of discount of $232,765 and $265,243                         1,306,495       1,274,018
DEFERRED TAX LIABILITY                                                                 893,000         613,437
COMMITMENTS (Note 5 and 13)
SHAREHOLDERS' EQUITY:
   Preferred stock, 5,000,000 shares authorized, par value $0.01:
     10% Convertible Series A: 1,177,000 shares authorized; 10% cumulative, liquidation preference of $1,240,376 and $1,225,751, respectively;
       381,654 and 377,154 shares outstanding, respectively                              3,817           3,772
   Common stock, 30,000,000 shares authorized, par value $0.01; 3,357,632
     shares issued and outstanding                                                      33,576          33,576
   Additional paid-in capital                                                        4,497,520       4,442,816
   Retained earnings                                                                 1,563,881       1,300,386
                                                                                   -----------     -----------
                  Total shareholders' equity                                         6,098,794       5,780,550
                                                                                   -----------     -----------
                  Total liabilities and shareholders' equity                       $21,069,845     $18,809,813
                                                                                   ===========     ===========

       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                                       FOR THE YEARS ENDED
                                                          FOR THE SIX MONTHS ENDED JUNE 30,               DECEMBER 31,
                                                          ---------------------------------      ------------------------------
                                                              2002                 2001              2001              2000
                                                          ------------         ------------      ------------      ------------
                                                          (Unaudited)          (Unaudited)
REVENUE:
   Sales, net                                             $  3,063,289         $  2,621,577      $  5,667,106      $  2,576,144
   Leasing income and interest                               2,056,267            1,276,404         3,095,001         1,075,509
                                                          ------------         ------------      ------------      ------------
                  Total revenue                              5,119,556            3,897,981         8,762,107         3,651,653

COSTS OF REVENUE:
   Cost of sales, excluding depreciation                     2,219,501            1,754,321         4,032,846         1,285,334
   Cost of leasing, excluding depreciation                     586,299              360,667           909,299           249,480
                                                          ------------         ------------      ------------      ------------
                  Total costs of revenue                     2,805,800            2,114,988         4,942,145         1,534,814
                                                          ------------         ------------      ------------      ------------

GROSS PROFIT                                                 2,313,756            1,782,993         3,819,962         2,116,839

OPERATING EXPENSES:
   Selling expenses                                            243,670              305,838           612,670           286,540
   General and administrative                                  600,487              523,504         1,105,290           951,323
   Depreciation and amortization                               537,600              355,757           903,166           355,705
                                                          ------------         ------------      ------------      ------------
                  Total operating expenses                   1,381,757            1,185,099         2,621,126         1,593,568
                                                          ------------         ------------      ------------      ------------

INCOME FROM OPERATIONS                                         931,999              597,894         1,198,836           523,271

OTHER INCOME (EXPENSE):
   Interest expense                                           (522,840)            (371,811)         (924,382)         (207,129)
   Equity in earnings of joint venture                         207,603               67,352           224,231            17,792
   Other income                                                  1,910               81,133           197,208            30,608
                                                          ------------         ------------      ------------      ------------
                  Total other income (expense)                (313,327)            (223,326)         (502,943)         (158,729)
                                                          ------------         ------------      ------------      ------------

INCOME FROM CONTINUING OPERATIONS
 BEFORE PROVISION FOR INCOME TAXES
                                                               618,672              374,568           695,893           364,542

PROVISION FOR INCOME TAXES:
   Current                                                          --                   --             9,100            38,262
   Deferred                                                    279,563              202,363           304,800           108,973
                                                          ------------         ------------      ------------      ------------
                  Total income tax expense                     279,563              202,363           313,900           147,235
                                                          ------------         ------------      ------------      ------------

INCOME BEFORE DISCONTINUED OPERATIONS                          339,109              172,205           381,993           217,307

DISCONTINUED OPERATIONS:
   Loss from operations, including tax benefit of
      $20,000                                                       --                   --                --          (252,000)
   Gain on sale of subsidiary, no tax effect                        --                   --                --           943,771
                                                          ------------         ------------      ------------      ------------
                   Total discontinued operations                    --                   --                --           691,771
                                                          ------------         ------------      ------------      ------------

NET INCOME                                                     339,109              172,205           381,993           909,078
PREFERRED DIVIDENDS                                             75,614                   --            10,908                --
                                                          ------------         ------------      ------------      ------------

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS
                                                          $    263,495         $    172,205      $    371,085      $    909,078
                                                          ============         ============      ============      ============

NET INCOME PER COMMON SHARE:
   BASIC                                                  $        .08         $        .05      $       0.11      $       0.27
                                                          ============         ============      ============      ============
   DILUTED                                                $        .06         $        .05      $       0.11      $       0.27
                                                          ============         ============      ============      ============

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
   BASIC                                                     3,357,632            3,357,632         3,357,632         3,357,632
   DILUTED                                                   4,163,710            3,357,632         3,483,987         3,357,632

       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

            FOR THE PERIOD FROM JANUARY 1, 2000 THROUGH JUNE 30, 2002


                                                PREFERRED STOCK              COMMON STOCK
                                             ---------------------     ------------------------
                                              SHARES       AMOUNT        SHARES         AMOUNT
                                             --------     --------     ----------      --------
BALANCES, January 1, 2000                          --     $     --      4,050,000      $ 40,500

Forgiveness of receivable in
 divesture of subsidiary                           --           --             --            --

Common stock repurchased in divesture
 of subsidiary                                     --           --       (692,368)       (6,924)

Net income                                         --           --             --            --
                                             --------     --------     ----------      --------

BALANCES, January 1, 2001                          --           --      3,357,632        33,576

Issuance of preferred stock                   377,154        3,772             --            --

Warrants issued in connection with
 subordinated notes                                --           --             --            --

Warrants issued for debt guaranty                  --           --             --            --

Dividends on preferred stock                       --           --             --            --

Net income                                         --           --             --            --
                                             --------     --------     ----------      --------

BALANCES, January 1, 2002                     377,154        3,772      3,357,632        33,576

Issuance of preferred stock                     4,500           45             --            --

Dividends on preferred stock
 (unaudited)                                       --           --             --            --

Warrants issued for debt guaranty
 (unaudited)                                       --           --             --            --

Net income (unaudited)                             --           --             --            --
                                             --------     --------     ----------      --------

BALANCES, June 30, 2002 (unaudited)
                                              381,654     $  3,817      3,357,632      $ 33,576
                                             ========     ========     ==========      ========

                                                NOTE
                                             RECEIVABLE       ADDITIONAL                            TOTAL
                                                FROM           PAID-IN         RETAINED        SHAREHOLDERS'
                                             SHAREHOLDER       CAPITAL         EARNINGS            EQUITY
                                             -----------     -----------      -----------      -------------
BALANCES, January 1, 2000                    $  (164,558)    $ 4,801,666      $    20,223      $   4,697,831

Forgiveness of receivable in
 divesture of subsidiary                         164,558              --               --            164,558

Common stock repurchased in divesture
 of subsidiary                                        --      (1,377,812)              --         (1,384,736)

Net income                                            --              --          909,078            909,078
                                             -----------     -----------      -----------      -------------

BALANCES, January 1, 2001                             --       3,423,854          929,301          4,386,731

Issuance of preferred stock                           --         899,461               --            903,233

Warrants issued in connection with
 subordinated notes                                   --          96,364               --             96,364

Warrants issued for debt guaranty                     --          23,137               --             23,137

Dividends on preferred stock                          --              --          (10,908)           (10,908)

Net income                                            --              --          381,993            381,993
                                             -----------     -----------      -----------      -------------

BALANCES, January 1, 2002                             --       4,442,816        1,300,386          5,780,550

Issuance of preferred stock                           --          12,679               --             12,724

Dividends on preferred stock
 (unaudited)                                          --              --          (75,614)           (75,614)

Warrants issued for debt guaranty
 (unaudited)                                          --          42,025               --             42,025

Net income (unaudited)                                --              --          339,109            339,109
                                             -----------     -----------      -----------      -------------

BALANCES, June 30, 2002 (unaudited)
                                             $        --     $ 4,497,520      $ 1,563,881      $   6,098,794
                                             ===========     ===========      ===========      =============

       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    FOR THE SIX MONTHS ENDED      FOR THE YEARS ENDED DECEMBER 31,
                                                                 -----------------------------    --------------------------------
                                                                 JUNE 30, 2002   June 30, 2001       2001                  2000
                                                                 -------------   -------------    -----------          -----------
                                                                  (Unaudited)     (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                    $     339,109   $     172,205    $   381,993          $   909,078
   Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
     Depreciation and amortization                                     537,600         355,757        903,166              355,705
     Deferred taxes                                                    279,563         202,363        304,800              108,973
     Amortization of debt issuance costs                                32,477          32,478         64,956
     Gain on disposal of assets                                             --         (80,143)      (117,387)            (957,959)
     Warrants issued for debt guarantee                                 42,025          23,137         23,137                   --
     Equity in earnings of joint venture                              (207,603)        (67,352)      (224,231)             (17,792)
     Changes in current assets:
         Trade and other receivables                                  (174,984)       (371,226)      (360,868)            (160,219)
         Inventory                                                    (247,991)       (564,233)      (593,403)            (695,908)
         Prepaid expenses and other                                    (23,513)       (174,953)        25,190              (48,560)
     Changes in current liabilities:
         Accounts payable and accrued liabilities                      276,419         619,339        472,779              241,319
         Deferred income                                               449,065             390         (9,826)             133,156
         Other                                                         (23,760)           (884)       (30,551)            (121,228)
                                                                 -------------   -------------    -----------          -----------
                Net cash provided by (used in) operating
                 activities                                          1,278,407         146,878        839,755             (253,435)

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                               (2,296,033)       (844,279)    (2,220,110)          (1,909,459)
   Proceeds from sale of property and equipment                             --         215,500        328,500                9,850
   Decrease in lease receivable                                         40,954          35,554         73,711               63,991
   (Contributions to) distributions from joint venture                 123,353          15,385        124,353               (1,000)
   Cash paid for acquisition                                                --      (1,255,096)    (1,393,113)                  --
                                                                 -------------   -------------    -----------          -----------
                Net cash used in investing activities               (2,131,726)     (1,832,936)    (3,086,659)          (1,836,618)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net proceeds from lines of credit                                        --         653,332        750,000              700,000
   Proceeds from long-term debt                                      1,353,386          67,949        249,761              344,480
   Repayments of long-term debt                                       (449,123)       (475,941)      (592,258)            (346,909)
   Dividends on preferred stock                                        (75,614)             --        (10,908)                  --
   Deferred offering costs                                            (152,326)             --             --                   --
   Proceeds from preferred stock, net of offering costs                 12,724              --        903,233                   --
   Proceeds from note offering, net of offering costs                       --       1,310,839      1,310,839                   --
                                                                 -------------   -------------    -----------          -----------
                Net cash provided by financing activities              689,047       1,556,179      2,610,667              697,571

NET INCREASE (DECREASE) IN CASH                                       (164,272)       (129,879)       363,763           (1,392,482)

CASH, beginning of period                                              506,669         142,906        142,906            1,535,388
                                                                 -------------   -------------    -----------          -----------

CASH, end of period                                              $     342,397   $      13,027    $   506,669          $   142,906
                                                                 =============   =============    ===========          ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Interest paid                                                 $     470,697   $     313,761    $   872,239          $   207,129
                                                                 =============   =============    ===========          ===========
   Income taxes paid                                             $          --   $          --    $     2,566          $        --
                                                                 =============   =============    ===========          ===========
   Purchase of property and equipment for note payable           $          --   $          --    $ 7,148,949          $   328,540
                                                                 =============   =============    ===========          ===========
   Common stock repurchased in disposal of subsidiary            $          --   $          --    $        --          $ 1,384,736
                                                                 =============   =============    ===========          ===========

       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (the period subsequent to December 31, 2001 is unaudited)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization and Principles of Consolidation

     Natural Gas Services Group, Inc. (the "Company" or "NGSG") (a Colorado corporation) was formed on December 18, 1998 for the purposes of combining the operations of certain manufacturing, service and leasing entities providing services to a customer base of oil and gas exploration and production companies operating primarily in Colorado, Kansas, Louisiana, Michigan, New Mexico, Oklahoma, Texas and Wyoming.

     On March 15, 1999, the Company acquired the following entities:

     o Flare King, Inc. ("Flare King") (a Texas corporation) is engaged in the manufacturing and distribution of natural gas flare stacks and ignition systems for use in oilfield, refinery, petrochemical plant, and landfill applications in New Mexico, California and Texas. In July 2000, the name of Flare King was changed to Rotary Gas Systems, Inc. ("RGS, Inc.").

     o Rotary Gas Systems, LLC ("RGS") (a Texas limited liability corporation) was engaged in the packaging and distribution of natural gas compressors primarily for petroleum applications in New Mexico and Texas. In July 2000, RGS was dissolved and its operations are now conducted through RGS, Inc.

     o NGE Leasing, Inc. ("NGE") (a Texas corporation) is engaged in leasing irrigation motor units to entities in the agricultural industry and natural gas compressor packages to entities in the petroleum industry. NGE's leasing income is concentrated in New Mexico, California and Texas.

     o CNG Engines Co. ("CNG") (a Texas corporation) was engaged principally in the manufacturing and distribution of irrigation motor units, and its sales were concentrated in California and Texas. The Company disposed of CNG on March 31, 2000. See Note 12.

     o Gas Engine Service, LLC ("GES") (a California limited liability corporation) was engaged in providing maintenance and repair services for natural gas engines and its revenues were concentrated in California. GES is a wholly-owned subsidiary of CNG and was disposed of with CNG on March 31, 2000. See Note 12.

     In March 2001, the Company's newly formed subsidiary, Great Lakes Compression, Inc. (a Colorado corporation) ("GLC"), acquired certain assets and operations of a business that fabricates, leases and services natural gas compressors to producers of oil and natural gas, primarily in Michigan.

     The accompanying financial statements present the consolidated results of the Company and its wholly-owned subsidiaries. Investments in joint ventures in which the Company does not have majority voting control are accounted for by the equity method. All intercompany balances and transactions have been eliminated in consolidation.

     Cash Equivalents

     For purposes of reporting cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

                NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (the period subsequent to December 31, 2001 is unaudited)


Inventory

Inventory is valued at the lower of cost or market. The cost of inventories are determined by the first-in, first-out method. Inventory consists of the following:


                            JUNE 30, 2002    DECEMBER 31, 2001
                            -------------    -----------------
                             (Unaudited)
Raw materials               $   1,525,221       $ 1,340,930
Work in process                   338,177           274,477
                            -------------       -----------
                            $   1,863,398       $ 1,615,407
                            =============       ===========

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, which range from five to thirty years.

Gains and losses resulting from sales and dispositions of property and equipment are included in current operations. Maintenance and repairs are charged to operations as incurred.

Patents

The Company has patents for a flare tip ignition device and flare tip burner pilot held by RGS. The costs of the patents are being amortized on a straight-line basis over nine years, the remaining life of the patents when acquired. Amortization expense for patents of $27,484 was recognized for each of the years ended December 31, 2001 and 2000. Amortization expense for each of the next five years is estimated to be $27,484 per year. Amortization expense for patents was $13,742 for each of the six-month periods ended June 30, 2002 and 2001.

Goodwill

Goodwill represents the cost in excess of fair value of the identifiable net assets acquired in various acquisitions and is being amortized on a straight-line basis over 20 years. Amortization expense of $124,425 and $100,404 was recognized for the years ended December 31, 2001 and 2000, respectively, and $50,202 was recognized for the six months ended June 30, 2001. The Company ceased amortization of goodwill effective January 1, 2002, in accordance with FAS 142. See Note 15.

Long-Lived Assets

The Company's policy is to periodically review the net realizable value of its long-lived assets, including patents and goodwill, through an assessment of the estimated future cash flows related to such assets. In the event that assets are found to be carried at amounts in excess of estimated undiscounted future cash flows, then the assets will be adjusted for impairment to a level commensurate with a discounted cash flow analysis of the underlying assets. Based upon its most recent analysis, the Company believes no impairment of long-lived assets exists at December 31, 2001 and June 30, 2002.

Advertising Costs

Advertising costs are expensed as incurred. Total advertising expense was $56,335 in 2001 and $12,072 in 2000, and was $27,090 and $32,469 for the six
months ended June 30, 2002 and 2001, respectively.

                NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (the period subsequent to December 31, 2001 is unaudited)


     Revenue Recognition

     Revenue from the sale of custom and fabricated and rebuilt compressors, and flare systems are recognized upon shipment of the equipment to customers. Exchange and rebuilt compressor revenue is recognized when both the replacement compressor has been delivered and the rebuild assessment has been completed. Revenue from compressor service, and retrofitting services is recognized upon providing services to the customer. Operating lease revenue is recognized, over the term of the agreements. Maintenance agreement revenue is recognized as services are rendered. Deferred income represents items that have been billed to customers based on contractual agreements, but have not yet been shipped. Rental and lease revenue are recognized over the terms of the respective lease agreements based upon the classification of the lease.

     Stock-Based Compensation

     The Company applies Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation, which requires recognition of the value of stock options and warrants granted based on an option pricing model. However, as permitted by SFAS 123, the Company continues to account for stock options and warrants granted to directors and employees pursuant to Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. See
     Note 11.

     Description of Leasing Arrangements

     The Company's leasing operations principally consist of the leasing of natural gas compressor packages and flare stacks. The Company has one seven-year lease of natural gas irrigation engines to an agricultural entity that is classified as a sales-type lease. The remaining leases are all classified as operating leases. See Note 5.

Income Taxes

     The Company files a consolidated tax return for all the entities. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

     Use of Estimates

     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates include the valuation of assets and goodwill acquired in acquisitions. It is at least reasonably possible these estimates could be revised in the near term and the revisions would be material.

Recently Issued Accounting Pronouncements

     In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, Business Combinations ("FAS 141"), and No. 142, Goodwill and Other Intangible Assets ("FAS 142"). FAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. For all business combinations for which the date of acquisition is after June 30, 2001, FAS 141 also establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain, rather than deferred and amortized. FAS 142 changes the

                NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (the period subsequent to December 31, 2001 is unaudited)


     accounting for goodwill and other intangible assets after an acquisition. The most significant changes made by FAS 142 are: 1) goodwill and intangible assets with indefinite lives will no longer be amortized; 2) goodwill and intangible assets with indefinite lives must be tested for impairment at least annually; and 3) the amortization period for intangible assets with finite lives will no longer be limited to forty years. The Company does not believe that the adoption of FAS 141 will have a material effect on its financial position, results of operations, or cash flows. The Company adopted FAS 142 on January 1, 2002, at which time it ceased the amortization of goodwill. The result of the application of the non-amortization provisions of FAS 142 for goodwill resulted in a $42,502 reduction of amortization expense for the six months ended June 30, 2002 as compared to the six months ended June 30, 2001. At June 30, 2002, the Company's goodwill had a carrying value of $2,589,655. Pursuant to FAS 142, the Company completed its initial test for goodwill impairment at which time no impairment was indicated. See Note 15.

     In June 2001, the FASB also approved for issuance FAS 143, Asset Retirement Obligations. FAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including 1) the timing of the liability recognition, 2) initial measurement of the liability, 3) allocation of asset retirement cost to expense, 4) subsequent measurement of the liability and 5) financial statement disclosures. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company will adopt the statement effective no later than January 1, 2003, as required. The transition adjustment resulting from the adoption of FAS 143 will be reported as a cumulative effect of a change in accounting principle. The Company does not believe that the adoption of this statement will have a material effect on its financial position, results of operations, or cash flows.

     In October 2001, the FASB also approved for issuance FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. FAS 144 replaces SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The new accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, for the disposal of segments of a business. FAS 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. FAS 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of FAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. Presently, the Company does not believe the adoption of this statement will have a material effect on its financial position, results of operations, or cash flows.

     Unaudited Information

     The balance sheet as of June 30, 2002 and the statements of income for the six-month periods ended June 30, 2002 and 2001 were taken from the Company's books and records without audit. However, in the opinion of management, such information includes all adjustments which are necessary to properly reflect the Company's financial position as of June 30, 2002 and the results of operations for the six months ended June 30, 2002 and 2001. The results of operations for the interim periods presented are not necessarily indicative of those expected for the year.

               NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (the period subsequent to December 31, 2001 is unaudited)

2. ACQUISITION

In March 2001, the Company acquired the assets, primarily compressors, office furniture and fixtures, building and land of Dominion Michigan Production Services, Inc. ("Dominion") for a total purchase price of $8 million, subject to adjustment. $1 million of the purchase price was paid in cash with the remainder financed by the seller (see Note 7). The transaction was accounted for under the purchase method of accounting and the purchase price was allocated to the net assets acquired based on their estimated fair values. The excess of cost over the fair value of net assets acquired totaled approximately $741,000 and was recorded as goodwill as of the acquisition date. The operating results of the acquired business have been included in the Company's financial statements beginning April 1, 2001.

The following unaudited pro forma information has been prepared as if the acquisition of the assets of Dominion had occurred at the beginning of each of the years ended December 31, 2001 and 2000. Such information is not necessarily reflective of the actual results that would have occurred had the acquisition occurred on those dates.

                                            SIX MONTHS        YEAR ENDED       YEAR ENDED
                                          ENDED JUNE 30,     DECEMBER 31,      DECEMBER 31,
                                          -------------     -------------     -------------
                                              2001              2001              2000
                                          -------------     -------------     -------------
Net sales                                 $   4,699,020     $   9,563,146     $   7,306,065
Net income                                $     268,681     $     429,276     $     897,895
Net income per common share               $        0.08     $        0.13     $        0.27
Net income per common share, assuming
    dilution                              $        0.08     $        0.12     $        0.27

In connection with the acquisition, a total fee of $440,000 was paid to the investment banker/advisor. A director of the Company has a 1% interest in the investment banker/advisor.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                    JUNE 30,        DECEMBER 31,
                                     2002               2001
                                  ------------      ------------
                                  (Unaudited)
Land and building                 $  1,345,740      $  1,345,740
Leasehold improvements                  90,757            70,201
Equipment and furniture                531,122           505,120
Rental equipment                    13,219,980        11,043,564
Vehicles                               623,957           550,974
                                  ------------      ------------
                                    15,811,556        13,515,599
Less accumulated depreciation       (1,597,012)       (1,073,231)
                                  ------------      ------------
                                  $ 14,214,544      $ 12,442,368
                                  ============      ============

                NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (the period subsequent to December 31, 2001 is unaudited)


Depreciation expense for property and equipment of $751,257 and $227,816 was recognized for the years ended December 31, 2001 and 2000, respectively. Depreciation expense for property and equipment of $523,858 and $299,513 was recognized for the six months ended June 30, 2002 and 2001, respectively.

4. INVESTMENT IN JOINT VENTURE


The Company owns a non-controlling 50% interest in a joint venture, Hy-Bon Rotary Compression, LLC ("Hy-Bon"). This interest is accounted for on the equity method, in which the Company recognizes its share of the earnings or loss of the joint venture determined in accordance with the Hy-Bon operating agreement. The Company's total equity method investment in Hy-Bon at December 31, 2001 was $118,669. The Company's equity in the earnings of Hy-Bon was $224,231 and $17,792 in 2001 and 2000, respectively. Summarized financial information of Hy-Bon follows:

                                                          DECEMBER 31, 2001
                                                          -----------------
BALANCE SHEET:
    ASSETS:
      Accounts receivable                                   $     178,255
      Other current assets                                         62,842
      Equipment, net                                              100,770
                                                            -------------
               Total assets                                 $     341,867
                                                            =============

    LIABILITIES:
      ACCOUNTS PAYABLE AND ACCRUED EXPENSES                 $      16,582
      Notes payable                                                73,773
      Members' capital                                            251,512
                                                            -------------
               Total liabilities and equity                 $     341,867
                                                            =============


                             FOR THE YEAR ENDED DECEMBER 31,
                             -------------------------------
                                  2001            2000
                              ------------     ------------
STATEMENT OF OPERATIONS:
    Total revenue             $    644,170     $     36,392
    Total expenses                 193,756           15,427
                              ------------     ------------
               Net income     $    450,414     $     20,965
                              ============     ============

5. LEASING ACTIVITY

The following lists the components of the net investment in the Company's sales-type lease:

                                                 JUNE 30, 2002    DECEMBER 31, 2001
                                                 -------------    -----------------

Total minimum lease payments receivable           $    303,868      $    364,632
Less unearned income                                   (49,402)          (69,212)
                                                  ------------      ------------
                                                  $    254,466      $    295,420
                                                  ============      ============

     Future minimum lease payments are $121,536 per year until the lease expiration in December 2004.

                NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (the period subsequent to December 31, 2001 is unaudited)



The Company leases natural gas compressor packages to entities in the petroleum industry. These leases are classified as operating leases and generally have original lease terms of one to five years and continue on a month-to-month basis thereafter. Future minimum lease payments for leases not on a month-to-month basis at December 31, 2001 are as follows:

  Year Ended December 31,
  -----------------------
            2002                                   $     1,680,476
            2003                                           799,831
            2004                                           828,085
            2005                                           861,208
                                                   ---------------
           Total                                   $     4,169,600
                                                   ===============

6. LINE OF CREDIT

     The Company has a line of credit with a financial institution that allows for borrowings up to $750,000, bears interest at the prime rate plus 1% (5.75% and 6.75% at December 31, 2001 and June 30, 2002, respectively) and requires monthly interest payments with principal due at maturity on December 15, 2002. The note is collateralized by substantially all of the assets of the Company and is personally guaranteed by certain shareholders and their affiliated entities. Warrants were issued in 2001 to these shareholders for their guarantees (see Note 10). The line of credit includes certain covenants, the most restrictive of which requires the Company to maintain certain working capital and debt to equity ratios and certain minimum net worth. The Company was in compliance with all covenants on the line of credit at December 31, 2001. At December 31, 2001, there was no outstanding balance. This line of credit was consolidated with other notes outstanding at the same financial institution in April 2002.

7. LONG-TERM DEBT

Long-term debt consists of the following:

                                                                                      JUNE 30,      DECEMBER 31,
                                                                                        2002           2001
                                                                                     ----------     ------------
                                                                                    (Unaudited)
Note payable to a bank, interest at bank's prime rate plus 1.5% (6.25% at
     December 31, 2001), monthly payments of principal and interest of
     $10,127, until maturity in November 2002, with a final lump-sum payment. This note is collateralized by equipment leased to a third party under a sales-type lease and is guaranteed by certain officers
     and shareholders of the Company                                                 $  106,487     $  213,302

Three notes payable to a bank, interest at the prime rate plus 1% - 1.5%
     (5.75% - 6.25% at December 31, 2001), monthly principal payments of
     $11,667, $12,500 and $25,000, plus interest, until maturity in January
     2006, November 2006 and December 2004. In April 2002, the notes were consolidated into a single note, interest at prime rate plus 1% (5.75%
     at June 30, 2002), monthly principal payments of $45,746 plus interest until maturity March 15, 2006. The note has the same collateral and
     personal guarantees as the line of credit (Note 6)                               2,009,423      2,294,162


Note payable to a bank, interest at prime rate plus 1% (5.75% at June 30,
     2002), monthly payments of interest only until all outstanding principal and interest due upon maturity on March 15, 2003. This note replaces the line of credit (Note 6), and has the same collateral and
     personal guarantees                                                              1,295,000             --

Note payable to an individual, interest at 10%, monthly payments of principal and interest totaling $1,255 until maturity in August 2010
     This note is collateralized by a building                                           84,405         87,623

                NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (the period subsequent to December 31, 2001 is unaudited)





                                                                                        JUNE 30,        DECEMBER 31,
                                                                                          2002              2001
                                                                                      ------------      ------------
                                                                                      (Unaudited)
Note payable to a bank, interest at 11%, monthly payments of principal and interest totaling $2,614, until maturity in September 2010, collateralized by
    a building                                                                             217,961           221,407

Various notes payable to commercial lenders, interest rates ranging from
    1.9% to 10.5%, monthly payments of principal and interest until maturity dates ranging from March 2004 to October 2005.  These notes
    are collateralized by various vehicles                                                  87,932            68,901


Various notes payable to a bank, interest rates ranging from prime plus 1%
    (5.75% at December 31, 2001 and June 30, 2002) to 9.5%, monthly payments of principal and interest until maturity dates ranging from
    April 2002 to July 2004. These notes are collateralized by various vehicles and certain of these notes are guaranteed by an officer and
    shareholder                                                                            109,565           114,229

Note payable to Dominion (Note 2), interest at 9%, monthly payments of interest only until all outstanding principal and interest due upon maturity in March 2003. This note is collateralized by all assets originally acquired by GLC and a stock pledge of all issued and outstanding shares of GLC. No cash flow from GLC operations can be used to pay down any debt except this note until paid in full. 87.5% of the proceeds from any sale of collateralized assets must be immediately
    remitted to Dominion                                                                 6,952,464         6,952,464
                                                                                      ------------      ------------

Total                                                                                   10,863,237         9,952,088

Less current portion                                                                    (9,030,177)         (904,060)
                                                                                      ------------      ------------

                                                                                      $  1,833,060      $  9,048,028
                                                                                      ============      ============

     Maturities of long-term debt based on contractual requirements for the years ending December 31, 2001 are as follows:

                                        2002                             $         904,060
                                        2003                                     7,624,487
                                        2004                                       697,918
                                        2005                                       309,092
                                        2006                                       194,569
                                     Thereafter                                    221,962
                                                                         -----------------
                                                                         $       9,952,088
                                                                         =================


8. SUBORDINATED NOTES

On October 31, 2000, the Company initiated a private placement of subordinated debt units. Each unit consists of a $25,000 10% subordinated note due December 31, 2006 and a five-year warrant to purchase 10,000 shares of the Company's common stock at $3.25 per share. Interest only is payable annually, with all principal due at maturity. The warrants were valued at their estimated fair market value resulting in a discount relating to the warrants of $87,128. Proceeds from this offering totaled $1,539,260. Under the terms of the offering, all proceeds from the notes must be used for the operations of NGE Leasing.

In connection with the offering, a placement agent was paid a 10% cash commission and 3% non-accountable expense allowance totaling $200,104, and was issued warrants in the same form as those issued in the offering for a total of 61,570 shares. The warrants were valued at their estimated fair market value of $9,236. Total debt issuance costs of $237,658 plus the $87,128 discount related to warrants issued as part of the offering

                NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (the period subsequent to December 31, 2001 is unaudited)


result in total debt discount of $324,786 which is being amortized using the effective interest rate method over the life of the notes.

Certain shareholders, officers and directors purchased units in this offering, (totaling $259,261 in notes and warrants representing 103,704 shares) on the same terms and conditions as non-affiliated purchasers in the offering.

9. INCOME TAXES

The provision for income taxes consists of the following:

                       FOR THE YEAR ENDED DECEMBER 31,
                       -------------------------------
                            2001              2000
                       -------------     -------------
Current provision:
    Federal             $         --     $     12,967
    State                      9,100           25,295
                        ------------     ------------
                               9,100           38,262
Deferred provision:
    Federal                  269,100           72,823
    State                     35,700           36,150
                        ------------     ------------
                             304,800          108,973
                        ------------     ------------
                        $    313,900     $    147,235
                        ============     ============

     The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities are as follows:

                                                        AS OF
                                                     DECEMBER 31,
                                                         2001
                                                    -------------
Deferred income tax asset-
    Net operating loss                                    260,048
                                                    -------------

Deferred income tax liabilities:
    Property and equipment                                735,600
    Goodwill and other intangible assets                  137,885
                                                    -------------

          Total deferred income tax liabilities           873,485
                                                    -------------

          Net deferred income tax liabilities       $     613,437
                                                    =============

The effective tax rate differs from the statutory rate as follows:

                                         FOR THE YEAR ENDED DECEMBER 31,
                                         -------------------------------
                                            2001                2000
                                         ------------       ------------

Statutory rate                                     34%                34%
State and local taxes                               6%                 4%
Non-deductible goodwill amortization               14%                 9%
Other                                              (9%)                5%
Disposal of discontinued operations                --                (38%)
                                         ------------       ------------
Effective rate                                     45%                14%
                                         ============       ============

                NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (the period subsequent to December 31, 2001 is unaudited)




At December 31, 2001, the Company had available net operating loss ("NOL") carryforwards of approximately $705,700, which may be used to reduce future taxable income and begin to expire in 2020 through 2021.

10. SHAREHOLDERS' EQUITY

Warrants

In March 2001 and April 2002, five year warrants to purchase common stock at $2.50 per share and $3.25 per share, respectively, exercisable immediately, were issued to certain board members and shareholders as consideration for their debt guarantees. These warrants were recorded at their estimated fair value of $23,137 and $42,025, respectively.

Preferred Stock

The Company has a total of 5,000,000 authorized preferred shares, with rights and preferences as designated by the Board of Directors. Of the preferred shares, 1,177,000 shares are designated 10% Convertible Series A Preferred Stock. The Series A shares have a cumulative annual dividend rate of 10%, when and if declared by the Board of Directors payable thirty days after the end of each quarter. Holders are entitled to one vote per share and the Series A shares are convertible into common stock initially at a price of $3.25 per share, subject to adjustment based on the market price and various other contingencies. In addition, Series A shares will automatically be converted to common stock on a one-for-one basis if or when the Company's common stock trades on a public exchange at a price of $6.50 per share or greater for twenty consecutive days. The Series A shares have a liquidation preference of $3.25 per share plus accrued and unpaid dividends over common stock.

The Company initiated a private placement of its Series A shares in July 2001. Under the terms of the placement agreement, the Company offered a maximum of 770,000 Series A shares at a price of $3.25 per share. As of December 31, 2001, the Company had received gross proceeds of $1,225,751 from the offering, net of $322,518 of offering costs, for 377,154 Series A shares. Included in the offering costs, are a 10% commission and 3% non-accountable expense allowance paid to the placement agent. Subsequent to December 31, 2001, additional proceeds of $14,625 were received representing 4,500 additional Series A shares issued. Total Series A shares outstanding at June 30, 2002 were 381,654.

A total of 18,000 and 12,000 Series A shares were issued in this offering to a director and a shareholder, respectively, on the same terms and conditions as those sold to non-affiliated purchasers in the private offering.

11. STOCK-BASED COMPENSATION

Stock Options

In December 1998, the Board of Directors adopted the 1998 Stock Option Plan (the "Plan"). 150,000 shares of common stock have been reserved for issuance under the Plan. All options granted under the Plan will expire ten years after date of grant. The option price is to be determined by the Board of Directors on date of grant.

In September 1999, the Company granted 27,000 non-qualified stock options to certain employees to purchase the Company's common stock at $2.00 per share. The options vest over three years and expire in 2009. Also in

                NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (the period subsequent to December 31, 2001 is unaudited)



September 1999, the Company granted 100,000 non-qualified stock options to an advisory director to purchase the Company's common stock at $2.00 per share anytime through September 30, 2004.

The following is a summary of activity for the stock options outstanding for the years ended December 31, 2001 and 2000:

                                         DECEMBER 31, 2001                 DECEMBER 31, 2000
                                   -----------------------------     ------------------------------
                                                     Weighted                           Weighted
                                     Number           Average           Number           Average
                                       Of            Exercise             Of            Exercise
                                     Shares           Price             Shares           Price
                                   ------------     ------------     ------------      ------------

Outstanding, beginning of year          112,000     $       2.00          127,000      $       2.00

      Canceled or expired                    --               --          (15,000)               --
      Granted                                --               --               --                --
      Exercised                              --               --               --                --
                                   ------------     ------------     ------------      ------------

Outstanding, end of year                112,000     $       2.00          112,000      $       2.00
                                   ============     ============     ============      ============
Exercisable, end of year                112,000     $       2.00          104,000      $       2.00
                                   ============     ============     ============      ============

     Pro Forma Stock-Based Compensation Disclosures

As discussed in Note 1, the Company applies APB Opinion No. 25 and related interpretations in accounting for its stock options. Accordingly, no compensation cost has been recognized for grants of options to employees since the exercise prices were not lower than the market prices of the Company's common stock on the measurement date. Had compensation been determined based on the estimated fair value at the measurement dates for awards under those plans consistent with the method prescribed by SFAS No. 123, the Company's net income would have been changed to the pro forma amounts indicated below.

                                     2001               2000
                                --------------     --------------
Net income:
    As reported                 $      381,993     $      909,078
    Pro forma                   $      373,390     $      900,475

     The fair value of each option granted prior to fiscal year 2000 was estimated on the date of grant using the Black-Scholes option-pricing model. There were no options issued in 2001 or 2000.

12. DISCONTINUED OPERATIONS

     On March 31, 2000, the Company disposed of CNG Engine Co. ("CNG") in a transaction whereby NGSG transferred all of the common stock of CNG to the former owner in exchange for all of the former owner's outstanding common stock in NGSG (692,368 shares) and a note receivable for $350,000. During the year ended December 31, 2000, the former owner defaulted on all payments due under the note receivable, and the entire amount has been reserved and reflected as a reduction in the gain from discontinued operations. The sale resulted in a non-taxable gain from discontinued operations of $943,771. Pre-tax loss from discontinued operations of $232,000 in the accompanying statement of income reflects the net loss from operations of CNG from January 1, 2000 through the date of disposal. Total revenue of CNG was $828,000 from January 1, 2000 through the date of disposal.

                NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (the period subsequent to December 31, 2001 is unaudited)


13. COMMITMENT

401(k) Plan

Effective January 1, 2001, the Company offered a 401(k) Plan (the "Plan") to all employees that had reached the age of eighteen and had completed six months of service. The participants may contribute up to 15% of their salary. Employer contributions are subject to Board discretion and are subject to a vesting schedule of 20% each year after the first year and 100% after six years. The Company contributed $43,500 to the Plan in 2001.

14. MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

Sales to one customer in the year ended December 31, 2001 and one customer in the year ended December 31, 2000 amounted to a total of 26% and 12% of consolidated revenue, respectively. No other single customer accounted for more than 10% of the Company's sales in 2001 or 2000. At December 31, 2001, the Company had one customer that accounted for 18% of the Company's trade accounts receivable. Sales to one customer in the six months ended June 30, 2002 and to one customer in the six months ended June 30, 2001, amounted to a total of 37% and 15% of our consolidated revenue, respectively. At June 30, 2002, the Company had one customer that accounted for 17% of the Company trade accounts receivable. The Company generally does not obtain collateral, but requires deposits of as much as 50% on large custom contracts. The Company performs periodic credit evaluations on its customers' financial condition and believes that no allowance for doubtful accounts for trade receivables is necessary at December 31, 2001 or June 30, 2002.

15. GOODWILL--ADOPTION OF STATEMENT 142 (UNAUDITED)

The Company adopted FAS 142 on January 1, 2002, at which time it ceased the amortization of goodwill. At June 30, 2002, the Company's goodwill had a carrying value of $2,589,655. Pursuant to FAS 142, the Company completed its initial test for goodwill impairment and no impairment was indicated. The following table sets forth the effect of the adoption of FAS 142 for each period:

                                       FOR THE SIX MONTHS ENDED           FOR THE YEAR ENDED DECEMBER
                                                JUNE 30,                              31,
                                     -------------------------------     -------------------------------
                                         2002              2001              2001               2000
                                     -------------     -------------     -------------     -------------
Reported net income                  $     263,495     $     172,205     $     371,085     $     909,078
Add back: Goodwill amortization,
   net of tax effect
                                                --            50,202           124,425           100,363
                                     -------------     -------------     -------------     -------------
Adjusted net income                  $     263,495     $     222,407     $     495,510     $   1,009,441
                                     =============     =============     =============     =============

BASIC EARNINGS PER SHARE:
   Reported net income               $         .08     $         .05     $         .11     $         .27
   Goodwill amortization                        --               .01               .04               .03
                                     -------------     -------------     -------------     -------------
   Adjusted net income               $         .08     $         .06     $         .15     $         .30
                                     =============     =============     =============     =============

DILUTED EARNINGS PER SHARE:
   Reported net income               $         .06     $         .05     $         .11     $         .27
   Goodwill amortization                        --               .01               .04               .03
                                     -------------     -------------     -------------     -------------
   Adjusted net income               $         .06     $         .06     $         .15     $         .30
                                     =============     =============     =============     =============

                NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (the period subsequent to December 31, 2001 is unaudited)




16. SEGMENT INFORMATION

FAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by chief operating decision makers in deciding how to allocate resources and in assessing performance.

The Company identifies its segments based on its subsidiary entities.

The Company's reportable operating segments have been determined as separately identifiable business units. The Company measures segment earnings as operating earnings, defined as income before interest and income taxes. The following amounts are expressed in thousands:

                                            RGS          NGE         GLC        NGSG        Total
                                          ---------   ---------   ---------   ---------    ---------
FOR THE SIX MONTHS ENDED JUNE 30, 2002:
Revenue from external customers           $   1,571   $   1,059   $   2,490   $      --    $   5,120
Inter-segment revenue                         3,046          --          --          --        3,046
Gross profit                                    656         761         897          --        2,314
Depreciation and amortization                    59         189         270          20          538
Interest expense                                  4         186         313          20          523
Equity in earnings of joint venture              --         208          --          --          208
Other income                                      1           1          --          --            2
Income taxes                                     --          --          --         280          280
Net income                                      196         515         188        (560)         339

AS OF JUNE 30, 2002:
Segment assets                                3,397       7,828       9,160         685       21,070
Goodwill                                      1,873          --         717          --        2,590

FOR THE SIX MONTHS ENDED JUNE 30, 2001:
Revenue from external customers           $   2,170   $     695   $   1,033   $      --    $   3,898
Inter-segment revenue                         1,102          --          --          --        1,102
Gross profit                                    767         496         520          --        1,783
Depreciation and amortization                    52         112         137          54          355
Interest expense                                  1         196         159          15          371
Equity in earnings of joint venture              --          67          --          --           67
Other income                                      1          80          --          --           81
Income taxes                                     --          --          --         202          202
Net income                                      208         250         125        (411)         172

AS OF JUNE 30, 2001:
Segment assets                                1,818       4,503       8,898       2,348       17,567
Goodwill                                      1,873          --         717          --        2,590

FOR THE YEAR ENDED DECEMBER 31, 2001:
Revenue from external customers           $   3,841   $   1,519   $   3,402   $      --    $   8,762
Inter-segment revenue                         2,691          --          --          --        2,691
Gross profit                                  1,231       1,076       1,513          --        3,820
Depreciation and amortization                   104         252         423         124          903
Interest expense                                  4         395         489          36          924
Equity in earnings of joint venture              --         224          --          --          224
Other income                                     19         130           3          45          197
Income taxes                                     --          --          --         314          314
Net income                                      180         549         307        (654)         382

               NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (the period subsequent to December 31, 2001 is unaudited)


AS OF DECEMBER 31, 2001:
Segment assets                                3,073       6,109       9,181         447       18,810
Goodwill                                      1,873          --         717          --        2,590

FOR THE YEAR ENDED DECEMBER 31, 2000:
Revenue from external customers           $   2,576   $   1,076   $      --          --    $   3,652
Inter-segment revenue                         2,119          --          --          --        2,119
Gross profit                                  1,291         826          --          --        2,117
Depreciation and amortization                    91         163          --         102          356
Interest expense                                  7         194          --           6          207
Equity earnings of joint venture                 --          18          --          --           18
Other income                                     13          33          --         (16)          30
Income taxes                                     --          --          --         147          147
Discontinued operations                          --          --          --         692          692
Net income                                      306         335          --         268          909

AS OF DECEMBER 31, 2000:
Segment assets                                3,409       4,236          --         364        8,009
Goodwill                                      1,974          --          --          --        1,974

                                 **************

                               ASSETS ACQUIRED BY
                          GREAT LAKES COMPRESSION, INC.

                          INDEX TO FINANCIAL STATEMENTS



                                                                                                                      Page
                                                                                                                      ----

INDEPENDENT AUDITOR'S REPORT.......................................................................................... F-21

STATEMENT OF REVENUES AND DIRECT EXPENSES -
   for the Three Months Ended March 31, 2001 (Unaudited) and for the Year Ended December 31, 2000..................... F-22

NOTES TO FINANCIAL STATEMENTS......................................................................................... F-23

                          INDEPENDENT AUDITOR'S REPORT




Board of Directors
Great Lakes Compression, Inc.

         We have audited the accompanying statement of revenue and direct expenses of assets acquired by Great Lakes Compression, Inc. for the year ended December 31, 2000. This statement of revenue and direct expenses is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         The accompanying statement of revenue and direct expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 and is not intended to be a complete presentation of the revenues and expenses related to the net assets acquired.

         In our opinion, the statement of revenue and direct expenses presents fairly, in all material respects, the revenues and direct expenses for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.




HEIN + ASSOCIATES LLP

Dallas, Texas
July 31, 2001

                               ASSETS ACQUIRED BY
                          GREAT LAKES COMPRESSION, INC.

                    STATEMENTS OF REVENUE AND DIRECT EXPENSES



                                                  FOR THE THREE        FOR THE YEAR
                                                  MONTHS ENDED            ENDED
                                                    MARCH 31,          DECEMBER 31,
                                                  -------------        -------------
                                                      2001                 2000
                                                  -------------        -------------
                                                  (Unaudited)
REVENUE:
   Compressor fabrication and sales               $     298,831        $     102,731
   Compressor leasing and service                       502,208            3,551,681
                                                  -------------        -------------

           Total revenue                                801,039            3,654,412

COSTS AND EXPENSES:
   Costs of compressor sales                             96,296              118,885
   Costs of compressor leasing and service              251,104            2,013,920
                                                  -------------        -------------

           Total costs and expenses                     347,400            2,132,805
                                                  -------------        -------------

EXCESS OF REVENUE OVER DIRECT EXPENSES
                                                  $     453,639        $   1,521,607
                                                  =============        =============


                               ASSETS ACQUIRED BY
                          GREAT LAKES COMPRESSION, INC.

1.   BASIS OF PRESENTATION

     The accompanying financial statements present the historical revenue and direct expenses of certain compressors, facilities and related equipment (the "Assets") which were owned by Dominion Michigan Production Services, Inc. ("Dominion") and sold to Great Lakes Compression, Inc. (the "Company" or "GLC") on March 29, 2001 (Note 5). The assets are primarily located in Michigan. GLC is a wholly-owned subsidiary of Natural Gas Services Group, Inc.

     These financial statements present the revenue and direct expenses of these acquired assets on the accrual basis. These financial statements do not include general and administrative, depreciation or interest expense, because the Company only acquired certain assets of a cost center maintained by Dominion, not an entire business, and, therefore, these items are not expected to be comparable with those that would result from future operations of the assets. The financial statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the results of operations of Dominion or GLC.

     The activity from March 29, 2001, through March 31, 2001, is insignificant to the financial statements as a whole. Therefore, these financial statements are presented as if the acquisition closed on March 31, 2001.

     Unaudited Information

     The accompanying revenue and direct expenses for the three-month period ended March 31, 2001 are included herein without audit. In the opinion of management, these financial statements contain all adjustments (consisting only of normal recurring items) necessary to make the financial position and the results of operations for the periods presented not misleading. The results of operations as of and for the three months ended March 31, 2001 are not necessarily indicative of the results to be expected for the full year.

2.   NATURE OF OPERATIONS

     GLC fabricates, leases and services natural gas compressors to producers of oil and natural gas, primarily in Michigan.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Revenue Recognition

     Revenue from the sale of fabricated equipment and services is recognized upon shipping of equipment and providing services to the customer. Rental and lease revenue is recognized over the terms of the respective lease agreements based upon the classification of the lease.

     Depreciation

     Depreciation of property, plant and equipment are computed using the straight-line method of accounting with estimated economic lives ranging from 3 to 30 years. Maintenance, repairs, and minor replacements are charged to expense as incurred.

     Depreciation expense was approximately $66,456 (unaudited) for the three months ended March 31, 2001, and $178,392 (unaudited) for the year ended December 31, 2000.

                               ASSETS ACQUIRED BY
                          GREAT LAKES COMPRESSION, INC.

                          NOTES TO FINANCIAL STATEMENTS



     Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4.   COMMITMENTS AND CONTINGENCIES

     Lease Commitments

     The Company's leasing arrangements consist primarily of compressor leases that are classified as operating leases requiring monthly payments of $10,800. The minimum required rental period has expired and all leases are now on a month-to-month basis.

     Service Agreements

     The Company has compressor service agreements covering approximately seventy compressors that are owned by Dominion Exploration & Production, Inc. Under these agreements, GLC is to provide certain daily maintenance and routine service to these units for an agreed-upon monthly fee through December 31, 2005. For these services, GLC receives total monthly fees from Dominion Exploration & Production, Inc. of $77,620.

     Environmental

     The Company is subject to environmental issues which are not considered routine for its business activities. In the opinion of management, the ultimate liability to the Company of such issues will not have a material adverse impact on its financial position.

5.   SUBSEQUENT EVENT

     On March 29, 2001 GLC completed the purchase of all operating compression related assets from Dominion for cash consideration of $1,000,000 and a note payable to the seller of $7,000,000 subject to final purchase price adjustments. This acquisition included all tangible compression assets of the seller including compression fleet assets, related real estate, all compressor leases and service contracts as well as intangible compression assets owned by the seller including the corporate name of Great Lakes Compression, Inc. The acquisition was effective for accounting purposes March 31, 2001 and will be accounted for as a purchase.

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     WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY
INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SECURITIES IN ANY JURISDICTION WHERE IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

PROSPECTUS SUMMARY....................     3
RISK FACTORS..........................     8
USE OF PROCEEDS.......................    17
DIVIDEND POLICY.......................    18
DILUTION..............................    19
CAPITALIZATION........................    20
SELECTED CONSOLIDATED FINANCIAL
  DATA................................    21
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................    23
BUSINESS..............................    33
MANAGEMENT............................    41
EXECUTIVE COMPENSATION................    44
PRINCIPAL SHAREHOLDERS................    47
CERTAIN TRANSACTIONS..................    49
DESCRIPTION OF SECURITIES.............    51
SHARES ELIGIBLE FOR FUTURE SALE.......    54
UNDERWRITING..........................    56
LEGAL MATTERS.........................    58
EXPERTS...............................    58
ADDITIONAL INFORMATION................    58
FINANCIAL STATEMENTS..................   F-1

     UNTIL NOVEMBER 15, 2002, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
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                        NATURAL GAS SERVICES GROUP, INC.
                              1,500,000 SHARES OF
                                  COMMON STOCK
                                      AND
                             1,500,000 WARRANTS TO
                           PURCHASE 1,500,000 SHARES
                                OF COMMON STOCK
                         ------------------------------

                                   PROSPECTUS
                         ------------------------------
                         NEIDIGER, TUCKER, BRUNER, INC.
                                OCTOBER 21, 2002
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